Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-273207

PROSPECTUS

2,281,626 Shares of Common Stock

This prospectus relates to the sale or other disposition from time to time of up to 2,281,626 shares of our common stock, $0.01 par value per share, including 385,246 issued and outstanding shares of our common stock, and an aggregate of up to 1,896,380 shares issuable upon the exercise of options and warrants held by the selling stockholders named in this prospectus, including their transferees, pledgees, donees or successors. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The selling stockholders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” beginning on page 42. The selling stockholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the shares with the Securities and Exchange Commission. No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering.

Our common stock is listed on the Nasdaq Capital Market under the ticker symbol “MBOT.” On July 14, 2023, the last reported closing price of our common stock on the Nasdaq Capital Market was $2.48.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 11 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 17, 2023.

ABOUT THIS PROSPECTUS

You should rely only on the information that we have provided or incorporated by reference in this prospectus and any prospectus supplement that we may authorize to be provided to you. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement that we may authorize to be provided to you. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the cover of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

We urge you to carefully read this prospectus and any prospectus supplement, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” the “Company” and “Microbot” refer to Microbot Medical Inc., including our directly and indirectly wholly owned subsidiary. Unless the context otherwise requires, the historical business, financial statements and operations of Microbot include Microbot Medical Ltd., an Israeli corporation (“Microbot Israel”) which became a wholly-owned subsidiary of the Company on November 28, 2016.

We own or have rights to various U.S. federal trademark registrations and applications, and unregistered trademarks and servicemarks, including LIBERTY®. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this prospectus, appear with the trade name, trademark or service mark notice and then throughout the remainder of this prospectus without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

1

RISK FACTOR SUMMARY

The following is a summary of the principal risks that could adversely affect our business, operations, and financial results. A more thorough discussion of these and other risks are listed under the section entitled “Risk Factors” commencing on page 11.

Risks Relating to Microbot’s Financial Position and Need for Additional Capital

●	There is substantial doubt regarding on our ability to continue as a going concern.

●	We are subject to litigation, which may divert management’s attention and, in the event of an adverse judgment or settlement for some or all of the $6,750,000 being litigated, will have a material adverse effect on our financial condition and our ability to continue our operations.

●	Microbot has had no revenue and has incurred significant operating losses since inception and is expected to continue to incur significant operating losses for the foreseeable future. The Company may never become profitable or, if achieved, be able to sustain profitability.

●	Microbot has a limited operating history outside of being a research and development-stage company, which may make it difficult to evaluate the prospects for the Company’s future viability.

●	Microbot will need additional funding. If Microbot is unable to raise capital when needed, it could be forced to delay, reduce or eliminate its product development programs or commercialization efforts.

●	We may still be subject to significant disruptions to our clinical trials or other business operations as a result of the COVID-19 pandemic, which could have a material adverse effect on our business.

Risks Relating to the Development and Commercialization of Microbot’s Product Candidates

●	Unsuccessful animal studies, clinical trials or procedures relating to product candidates under development could have a material adverse effect on Microbot’s prospects.

●	Microbot’s business depends heavily on the success of its lead product candidate, the LIBERTY®. If Microbot is unable to commercialize the LIBERTY, or experiences significant delays in doing so, Microbot’s business will be materially harmed.

●	The results of Microbot’s research and development efforts are uncertain and there can be no assurance of the commercial success of Microbot’s product candidates.

●	Microbot’s ability to expand its technology platforms for other uses may be limited.

●	At this time, Microbot does not know the extent of the clinical trial that the FDA will require it to submit in support of its future marketing applications for its LIBERTY product candidate, which creates uncertainty for Microbot as well as the possibility of increased product development costs and time to market.

●	Microbot’s One & Done technology is subject to a buy-back clause which, if triggered, could cause us to lose rights to the technology.

●	Microbot will depend upon the ability of third parties, including contract research organizations, collaborative academic groups, future clinical trial sites and investigators, to conduct or to assist the Company in conducting clinical trials for its product candidates, if such trials become necessary.

●	If the commercial opportunity for LIBERTY and any other commercial products that may be developed by Microbot is smaller than Microbot anticipates, Microbot’s future revenue from LIBERTY and such other products will be adversely affected and Microbot’s business will suffer.

●	Customers will be unlikely to buy the LIBERTY or any other product candidates unless Microbot can demonstrate that they can be produced for sale to consumers at attractive prices.

●	Microbot has relied on, and intends to continue to rely on, third-party manufacturers to produce its product candidates.

●	If Microbot’s product candidates are not considered to be a safe and effective alternative to existing technologies, Microbot will not be commercially successful.

●	Microbot may be subject to penalties and may be precluded from marketing its product candidates if Microbot fails to comply with extensive governmental regulations.

●	If Microbot is not able to both obtain and maintain adequate levels of third-party reimbursement for procedures involving its product candidates after they are approved for marketing and launched commercially, it would have a material adverse effect on Microbot’s business.

●	Clinical outcome studies for the LIBERTY may not provide sufficient data to make Microbot’s product candidates the standard of care.

●	Microbot products may in the future be subject to mandatory product recalls that could harm its reputation, business and financial results.

●	If Microbot’s future commercialized products cause or contribute to a death or a serious injury, Microbot will be subject to Medical Device Reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

●	Microbot could be exposed to significant liability claims if Microbot is unable to obtain insurance at acceptable costs and adequate levels or otherwise protect itself against potential product liability claims.

●	If Microbot fails to retain certain of its key personnel and attract and retain additional qualified personnel, Microbot might not be able to pursue its growth strategy effectively.

2

Risks Relating to International Business

●	If Microbot fails to obtain regulatory clearances in other countries for its product candidates under development, Microbot will not be able to commercialize these product candidates in those countries.

●	Microbot operations in international markets involve inherent risks that Microbot may not be able to control.

●	Microbot’s financial results may be affected by fluctuations in exchange rates and Microbot’s current currency hedging strategy may not be sufficient to counter such fluctuations.

Risks Relating to Microbot’s Intellectual Property

●	Termination of the license with respect to one or more of our technology platforms may result in Microbot ceasing its development efforts for the applicable product candidate(s).

●	Microbot may not meet its product candidates’ development and commercialization objectives in a timely manner or at all.

●	Intellectual property litigation and infringement claims could cause Microbot to incur significant expenses or prevent Microbot from selling certain of its product candidates.

●	If Microbot or TRDF are unable to protect the patents or other proprietary rights relating to Microbot’s product candidates, or if Microbot infringes on the patents or other proprietary rights of others, Microbot’s competitiveness and business prospects may be materially damaged.

●	Dependence on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to such rights may result in Microbot’s payment of significant monetary damages or impact offerings in its product portfolios.

Risks Relating to Operations in Israel

●	Microbot has facilities located in Israel, and therefore, political conditions in Israel may affect Microbot’s operations and results.

●	Political relations could limit Microbot’s ability to sell or buy internationally.

●	Israel’s economy may become unstable.

●	Exchange rate fluctuations between the U.S. dollar and the NIS currencies may negatively affect Microbot’s operating costs.

●	Funding and other benefits provided by Israeli government programs may be terminated or reduced in the future and the terms of such funding may have a significant impact on future corporate decisions.

●	Some of Microbot’s employees and officers are obligated to perform military reserve duty in Israel.

●	It may be difficult to enforce a non-Israeli judgment against Microbot or its officers and directors.

Risks Relating to Microbot’s Securities, Governance and Other Matters

●	If we fail to comply with the continued listing requirements of The Nasdaq Capital Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

●	We do not expect to pay cash dividends on our common stock.

●	Anti-takeover provisions in the Company’s charter and bylaws under Delaware law may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the Company difficult.

General Risks

●	Raising additional capital may cause dilution to the Company’s investors, restrict its operations or require it to relinquish rights to its technologies or product candidates.

●

Microbot operates in a competitive industry and if its competitors have products that are marketed more effectively or develop products, treatments or procedures that are similar, more advanced, safer or more effective, its commercial opportunities will be reduced or eliminated, which would materially harm its business.

●

Our business strategy in part relies on identifying, acquiring, and developing complementary technologies and products, which entails risks which could negatively affect our business, operations and financial condition.

●	The market price for our Common Stock may be volatile.

●	The issuance of shares upon exercise of outstanding warrants and options could cause immediate and substantial dilution to existing stockholders.

3

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our securities, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 11, and the consolidated financial statements and related notes and the other information included in or incorporated by reference into this prospectus.

Overview

Microbot is a pre-clinical medical device company specializing in the research, design and development of next generation robotic endoluminal surgery devices targeting the minimally invasive surgery space. Microbot is primarily focused on leveraging its robotic technologies with the goal of redefining surgical robotics while improving surgical outcomes for patients.

Using our LIBERTY® technological platform, we are developing the first ever fully disposable robot for various endovascular interventional procedures.

Recent Developments

Registered Direct and Private Placement Offerings

On June 26, 2023, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell in a registered direct offering an aggregate of 624,618 shares of our common stock, at an offering price of $3.25 per share, for aggregate gross proceeds, with the private placement described below, of approximately $2 million before deducting the placement agent fee and related offering expenses (the “Second June Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 31,231 shares of our common stock. The registered direct offering was consummated on June 28, 2023. In a concurrent private placement, we also issued to the purchasers of our shares of common stock in the Second June Offering, series D preferred investment options to purchase up to 312,309 shares of our common stock. Each series D preferred investment option is exercisable for one share of common stock at an exercise price of $3.19 commencing on the date of issuance and expires five and one-half years from the initial exercise date.

On June 2, 2023, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell in a registered direct offering an aggregate of 701,756 shares of our common stock, at an offering price of $2.1375 per share, for aggregate gross proceeds, with the private placement described below, of approximately $1.5 million before deducting the placement agent fee and related offering expenses (the “First June Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 35,088 shares of our common stock. The registered direct offering was consummated on June 6, 2023. In a concurrent private placement, we also issued to the purchasers of our shares of common stock in the First June Offering, series C preferred investment options to purchase up to 350,878 shares of our common stock. Each series C preferred investment option is exercisable for one share of common stock at an exercise price of $2.075 commencing on the date of issuance and expires five and one-half years from the initial exercise date.

On May 23, 2023, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell in a registered direct offering (i) an aggregate of 975,000 shares of our common stock, at an offering price of $2.20 per share and (ii) pre-funded warrants exercisable for up to 234,500 shares of our common stock, at an offering price of $2.1999 per pre-funded warrant, for aggregate gross proceeds of approximately $2.66 million before deducting the placement agent fee and related offering expenses (the “Second May Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 60,476 shares of our common stock. The Second May Offering was consummated on May 24, 2023.

On May 22, 2023, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell in a registered direct offering an aggregate of 655,569 shares of our common stock, at an offering price of $2.20 per share, for aggregate gross proceeds of approximately $1.4 million before deducting the placement agent fee and related offering expenses (the “First May Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 32,778 shares of our common stock. The First May Offering was consummated on May 23, 2023.

4

Preferred Investment Options Amendment

In connection with the Second May Offering, we agreed to amend the terms of (i) the Series A preferred investment options to purchase 1,022,495 shares of our common stock for an exercise price of $4.64 per share which are scheduled to expire on October 25, 2027 and (ii) the Series B preferred investment options to purchase 1,022,495 shares of our common stock for an exercise price of $4.64 per share which were initially scheduled to expire on October 25, 2024 (the “Series B Preferred Investment Options”), in each case previously issued to the investor in October 2022 under the securities purchase agreement dated October 21, 2022, and further described in our Current Report on Form 8-K filed on October 25, 2022 (collectively, the “Existing Preferred Investment Options”), which investor also participated in the Second May Offering, such that effective upon the closing of the Second May Offering, the Existing Preferred Investment Options have a reduced exercise price of $2.20 per share and the Series B Preferred Investment Options expire on October 25, 2027. On June 16, 2023, the holder of the Series B Preferred Investment Options exercised all of such Series B Preferred Investment Options pursuant to its cashless exercise provision into 385,246 shares of our common stock.

Approval for Grant from The Israel Innovation Authority

On June 2, 2023, we announced that we received approval for grant from the Israel Innovation Authority (“IIA”) in the amount of NIS 1.62 million, which based on a recent exchange rate to the U.S. dollar, would be approximately $440,000, to further finance the development of our manufacturing process of our flagship robotic surgical system, the LIBERTY.

In relation to the IIA grant, we are obligated to pay royalties amounting to between 3%-5% of our future sales of the LIBERTY product up to the grant amount plus interest. The grant is linked to the U.S. dollar and bears interest at Libor per annum. The grant monies will be paid over time based on the terms of the grant, and the U.S. dollar amount actually received will be based on the exchange rate of the U.S. dollar to the New Israeli Shekel at the time of payment.

Core-Business Focus Program

On May 15, 2023, the Board of Directors of the Company authorized, and the Company commenced, a core-business focus program while the Company seeks to raise additional capital to continue development of the LIBERTY robotic system. This core-business focus program includes the cessation of research and development activities not related to LIBERTY, including terminating the Company’s agreement with CardioSert for that technology, and returning intellectual property relating to the SCS (Virob) and TipCat to Technion Research and Development Foundation.

Cost Reduction Plan

On May 15, 2023, in addition to the core-business focus program described above, the Board of Directors of the Company authorized, and the Company commenced, a cost reduction plan while the Company seeks to raise additional capital to continue development of the LIBERTY robotic system. This cost reduction plan includes:

●	Focus its research & development and regulatory efforts to complete the LIBERTY’s verification and validation process (“V&V”), complete robotics build-up and execute first in human cases outside the USA.

●	Postpone a Good Laboratory Practice study for LIBERTY until the completion of the V&V.

●	Harel Gadot, Chairman, President and CEO of the Company, has agreed to a reduction of 50% of his base salary, with terms and conditions with respect to the reduction period to be determined.

●	All other executive officers have agreed to a reduction of 30-40% of base salary, as follows:

5

○	Rachel Vaknin, CFO. Pursuant to an Addendum to Employment Agreement, Ms. Vaknin’s gross monthly salary was decreased to a gross amount of NIS 35,000. Social and fringe benefits due to Ms. Vaknin shall be calculated based upon the updated salary, excluding sick days and vacation days which will continue to be accumulated per her existing employment agreement. Notwithstanding the foregoing, in the event of termination of Ms. Vaknin’s employment, either by us or by Ms. Vaknin, the redemption of accrued vacation days and the payment of prior notice period shall be calculated based on Ms. Vaknin’s salary prior to May 15, 2023.

○	Simon Sharon, CTO and General Manager. Pursuant to an Addendum to Employment Agreement, Mr. Sharon’s gross monthly salary was decreased to a gross amount of NIS 44,496. Social and fringe benefits due to Mr. Sharon shall be calculated based upon the updated salary, excluding sick days and vacation days which will continue to be accumulated per his existing employment agreement. Notwithstanding the foregoing, in the event of termination of Mr. Sharon’s employment, either by us or by Mr. Sharon, the redemption of accrued vacation days and the payment of prior notice period shall be calculated based on Mr. Sharon’s salary prior to May 15, 2023.

○	Eyal Morag, CMO. Pursuant to an Addendum to Employment Agreement, Dr. Morag’s gross monthly salary was decreased to a gross amount of NIS 49,440. Social and fringe benefits due to Dr. Morag shall be calculated based upon the updated salary, excluding sick days and vacation days which will continue to be accumulated per his existing employment agreement. Notwithstanding the foregoing, in the event of termination of Dr. Morag’s employment, either by us or by Dr. Morag, the redemption of accrued vacation days and the payment of prior notice period shall be calculated based on Dr. Morag’s salary prior to May 15, 2023. Pursuant to a separate Addendum to Employment Agreement, the advance notice period upon termination of Dr. Morag’s Employment Agreement was shortened to ninety days.

●	The independent members of the Board of Directors have agreed to a suspension of their director fees, with reinstatement of such fees to be determined.

●	Freeze on new hires.

●	Reduce employee headcount in both the US and Israel offices which are not directly involved in the research & development and/or regulatory process of LIBERTY, while retaining research & development and clinical-related employees to support the completion of the V&V and production of LIBERTY systems.

●	Professor Moshe Shoham, a co-founder of the Company and currently a member of its Scientific Advisory Board, waived his SAB fees, with fees payable to the remaining SAB members to be restructured.

●	Postpone CE activities for the LIBERTY device.

We expect that the savings generated from such cost-reduction activities, along with the net proceeds raised from the First May Offering, the Second May Offering, the First June Offering and the Second June Offering, will enable us to continue the V&V, explore a first-in-human trial outside of the U.S., prepare and submit an Investigational device exemption with the U.S. Food and Drug Administration, and commence a clinical trial in the U.S.

Completion of Pre-Clinical Study

On June 29, 2023, we announced the successful completion of a two-day pre-clinical study held by leading key opinion leaders at a New York-based research lab, where they performed dozens of catheterizations, including the utilization of the LIBERTY® Robotic Surgical System’s remote operation capabilities, to pre-determined vascular targets, with a 100% success rate of reaching the intended target with no observable on-site complications.

First-In-Human Clinical Cases

We recently announced that we have initiated preparations for potential First-In-Human cases in Brazil, by engaging with interventional radiologist Prof. Francisco Cesar Carnevale. The engagement with Prof. Carnevale, from University of Sao Paulo Medical School Hospital, is expected to support our intention to conduct a first-in-human clinical trial in Brazil as part of our ongoing clinical and regulatory efforts. The potential clinical cases are expected to commence upon completion of the V&V process of our LIBERTY Robotic system, as well as obtaining the necessary regulatory approvals to perform those cases.

We are also exploring options to conduct First-In-Human trials or cases in other places where the regulatory laws allow.

6

Catheterization Milestone

On May 3, 2023, we announced that the LIBERTY Robotic system has surpassed its 100th catheterization during multiple pre-clinical studies, with a 95% success rate of reaching pre-determined vascular targets, such as distal branches of hepatic, gastric, splenic, mesenteric, renal and hypogastric arteries. Moreover, all of the procedures were completed without notable signs of intraoperative injury.

Technological Platforms

LIBERTY®

On January 13, 2020, Microbot unveiled what it believes is the world’s first fully disposable robotic system for use in endovascular interventional procedures, such as cardiovascular, peripheral and neurovascular. The LIBERTY robotic system features a unique compact design with the capability to be operated remotely, reduce radiation exposure and physical strain to the physician, reduce the risk of cross contamination, as well as the potential to eliminate the use of multiple consumables when used with its NovaCross platform or possibly other guidewire/microcatheter technologies.

LIBERTY is designed to maneuver guidewires and over-the-wire devices (such as microcatheters) within the body’s vasculature. It eliminates the need for extensive capital equipment requiring dedicated Cath-lab rooms as well as dedicated staff.

We believe LIBERTY’s addressable markets are the Interventional Cardiology, Interventional Radiology and Interventional Neuroradiology markets.

The unique characteristics of LIBERTY - compact, mobile, disposable and remotely controlled - open the opportunity of expanding telerobotic interventions to patients with limited access to life-saving procedures, such as mechanical thrombectomy in ischemic stroke.

LIBERTY is being designed to have the following attributes:

●	Compact size - Eliminates the need for large capital equipment in dedicated cath-lab rooms with dedicated staff.

●	Fully disposable - To our knowledge, the first and only fully disposable, robotic system for endovascular procedures.

●	Streamlines Cath-lab procedures - Can be made compatible with Microbot’s NitiLoop’s NovaCross products or possibly other guidewire/microcatheter technologies, that combines guidewire and microcatheter into a single device.

●	State of the art maneuverability - Provides linear, rotational and tip control of guidewire, as well as linear motion for an additional “over the wire” device.

●	Compatibility with a wide range of commercially-available guidewires, microcatheters and guide-catheters.

●	Enhanced operator safety and comfort - Aims to reduce exposure to ionizing radiation and the need for heavy lead vests otherwise to be worn during procedures, as well as reducing the exposure to Hospital Acquired Infections (HAI).

●	Ease of use - LIBERTY’s intuitive remote controls aims to simplify advanced procedures while shortening the physician’s learning curve.

●	Telemedicine compatible - Capable of supporting tele-catheterization, carried out remotely by highly trained specialists.

On August 17, 2020, Microbot announced the successful conclusion of its feasibility animal study using the LIBERTY robotic system. The study met all of its end points with no intraoperative adverse events, which supports Microbot’s objectives to allow physicians to conduct a catheter-based procedure from outside the catheterization laboratory (cath-lab), avoiding radiation exposure, physical strain and the risk of cross contamination. The study was performed by two leading physicians in the neuro vascular and peripheral vascular intervention spaces, and the results demonstrated robust navigation capabilities, intuitive usability and accurate deployment of embolic agents, most of which was conducted remotely from the cath-lab’s control room.

7

On December 22, 2021, we entered into a strategic collaboration agreement for technology co-development with Stryker Corporation, acting through its Neurovascular Division. Pursuant to the agreement, the collaborative development program between Stryker and us aims to integrate certain of Stryker’s instruments with our LIBERTY Robotic System to address certain neurovascular procedures. The activities contemplated by the Agreement shall be specified in one or more development plans derived from the terms and conditions set forth in the Agreement. We are still determining scheduling to move the collaboration forward.

In December 2021, we achieved design freeze of the LIBERTY device.

In the first quarter of 2022, we filed our pre-submission package for the LIBERTY Robotic System with the FDA, addressing the regulatory pathway for the LIBERTY® Robotic System. On July 22, 2022, the Company completed a pre-submission process with the FDA regarding the LIBERTY device. Formal feedback from the FDA included a recommendation to perform a clinical study and a human factors validation study, to support clearance through the 510(k) notification process.

In September and October 2022, the Company conducted an animal study at an FDA accredited European-based MedTech research laboratory, which was performed by a team of seasoned Key Opinion Leaders (KOLs) in the endovascular space, using porcine model.

During the animal study, the physicians conducted 63 navigations to the targeted sites using the investigational LIBERTY Robotic System and performed an equal number of procedures manually. The LIBERTY Robotic System received positive feedback from participating physicians, and there were no observable immediate intraoperative adverse events, or harm, to the test subjects.

The report from the animal study, which included histopathology data (the microscopic examination of tissue to study the manifestations of disease), exhibited equivocal results which were identified as related to unusual physiological animal responses in both manual and robotic test groups.

The Company believes the results of the study allow it to move forward and focus on the next phases to ultimately include a U.S.-based pivotal pre-clinical study.

The Company, together with its regulatory experts and consultants, believe a larger sample size and robust data generated by this study will advance the company’s efforts towards the submission of Investigational Device Exemption (IDE) with the U.S. Food and Drug Administration (FDA).

One & DoneTM Technology

On April 8, 2018, we acquired a patent-protected technology from CardioSert Ltd., a privately-held medical device company based in Israel that was part of a technological incubator supported by the Israel Innovation Authorities. The CardioSert technology contemplates a combination of a guidewire and microcatheter, technologies that are broadly used for surgery within a tubular organ or structure such as a blood vessel or duct. The CardioSert technology features a unique guidewire delivery system with steering and stiffness control capabilities which when developed is expected to give the physician the ability to control the tip curvature, to adjust tip load to varying degrees of stiffness in a gradually continuous manner. The technology was originally developed to support interventional cardiologists in crossing chronic total occlusions (CTO) during percutaneous coronary intervention (PCI) procedures and has the potential to be used in other spaces and applications, such as peripheral intervention, and neurosurgery. Our CardioSert tool is now trademarked as “One & DoneTM”.

Microbot had been exploring the integration of the One & DoneTM technology into the LIBERTY endovascular robotic system for a range of potential applications in the cardiovascular, peripheral vascular and neurovascular spaces. However, as a result of its recently enacted core-business focus program and its cost reduction plan, the Company has terminated its existing agreement with CardioSert Ltd. effective as of August 17, 2023 and ceased its research and development of and commercialization efforts for the One & DoneTM, which could result in the technology being re-acquired by CardioSert Ltd. for nominal consideration.

8

NovaCrossTM

On October 6, 2022, we purchased substantially all of the assets, including intellectual property, devices, components and product related materials of Nitiloop Ltd., an Israeli limited liability company. The assets include intellectual property and technology in the field of intraluminal revascularization devices with anchoring mechanism and integrated microcatheter, and the products or potential products incorporating the technology owned by Nitiloop and designated by Nitiloop as “NovaCross”, “NovaCross Xtreme” and “NovaCross BTK” and any enhancements, modifications and improvements.

ViRob

The ViRob is an autonomous crawling micro-robot which can be controlled remotely or within the body. Its miniature dimensions are expected to allow it to navigate and crawl in different natural spaces within the human body, including blood vessels, the digestive tract and the respiratory system as well as artificial spaces such as shunts, catheters, ports, etc. Its unique structure is expected to give it the ability to move in tight spaces and curved passages as well as the ability to remain within the human body for prolonged time. The SCS product was developed using the ViRob technology.

On October 11, 2022, we announced that we are planning to focus our strategic efforts on the growing endovascular space and advancing the LIBERTY Robotic System to achieve its regulatory and commercial milestones, as well as expanding the LIBERTY ecosystem, and made a strategic decision to suspend the continued research and development of the SCS project, effective at that date. The SCS generally performed as expected during testing, both internally and externally, and we believe it continues to have potential clinical value as evidenced by the pre-clinical data submitted to the FDA, which allowed us to successfully apply for the Early Feasibility Study program administered by the FDA. However, the conflicting commercialization pathways between LIBERTY and the SCS due to different hospital call points, and the anticipated lengthier regulatory process of the SCS, led us to believe that focusing our strategic efforts on the LIBERTY Robotic System will provide us with a greater opportunity for success and future growth. We had been exploring opportunities with the SCS assets with the focus on maximizing shareholders value, including seeking buyers for the assets, entering into joint ventures, licensing arrangements, spinning-off the assets into a new operating company or discontinue the project altogether. However, as a result of our recently enacted core-business focus program and our cost reduction plan, we have been in contact with TRDF, the licensor of the technology, and intend to return the licensed intellectual property for the SCS (ViRob) back to TRDF as early as the end of July 2023 in accordance with the terms of its license agreement, as we have not been successful in any such possible other opportunities.

TipCAT

The TipCAT is a disposable self-propelled locomotive device that is specially designed to advance in tubular anatomies. The TipCAT is a mechanism comprising a series of interconnected balloons at the device’s tip that provides the TipCAT with its forward locomotion capability. The device can self-propel within natural tubular lumens such as the blood vessels, respiratory and the urinary and GI tracts. A single channel of air/fluid supply sequentially inflates and deflates a series of balloons creating an inchworm like forward motion. The TipCAT maintains a standard working channel for treatments. Unlike standard access devices such as guidewires, catheters for vascular access and endoscopes, the TipCAT does not need to be pushed into the patient’s lumen using external pressure; rather, it will gently advance itself through the organ’s anatomy. As a result, the TipCAT is designed to be able to reach every part of the lumen under examination regardless of the topography, be less operator dependent, and greatly reduce the likelihood of damage to lumen structure. The TipCAT thus offers functionality features equivalent to modern tubular access devices, along with advantages associated with its physiologically adapted self-propelling mechanism, flexibility, and design.

We had been exploring the use of the TipCAT for minimally invasive neurosurgical and endovascular applications to complement our other technologies. However, as a result of our recently enacted core-business focus program and our cost reduction plan, we returned the licensed intellectual property for the TipCAT back to TRDF, the licensor of the technology, in June 2023, as we do not have the funds to continue to develop this technology.

9

THE OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,281,626 shares of our common stock, as follows:

●	385,246 shares of our common stock issued in June 2023 upon the cashless exercise of series B preferred investment options

●	1,022,495 shares of our common stock issuable upon the exercise of outstanding series A preferred investment options expiring in October 2027, originally at an exercise price per share of $4.64 but amended to a reduced exercise price per share of $2.20 in connection with the offering that was consummated on May 24, 2023;

●	51,125 shares of our common stock issuable upon the exercise of outstanding warrants expiring in October 2027, at an exercise price per share of $6.1125;

●	32,778 shares of our common stock issuable upon the exercise of outstanding warrants expiring in November 2026, at an exercise price per share of $2.75;

●	60,476 shares of our common stock issuable upon the exercise of outstanding warrants expiring in November 2026, at an exercise price per share of $2.75;

●	35,088 shares of our common stock issuable upon the exercise of outstanding warrants expiring in November 2026, at an exercise price per share of $2.6719;

●	350,878 shares of our common stock issuable upon the exercise of outstanding series C preferred investment options expiring in December 2028, at an exercise price per share of $2.075;

●	312,309 shares of our common stock issuable upon the exercise of outstanding series D preferred investment options expiring in December 2028, at an exercise price per share of $3.19; and

●	31,231 shares of our common stock issuable upon the exercise of outstanding warrants expiring in June 2028, at an exercise price per share of $4.0625.

Common stock offered by the selling stockholders	2,281,626 shares
Common stock outstanding before the offering (1)	11,707,317 shares
Common stock to be outstanding after the offering (2)	13,603,697 shares
Nasdaq Capital Market Symbol	MBOT

(1)	Based on the number of shares outstanding as of July 14, 2023.
(2)	Assumes the exercise of all of the 1,896,380 options and warrants held by the selling stockholders, the underlying shares of which are being registered pursuant to the registration statement of which this prospectus forms a part. Does not include the exercise of any other options or warrants that may be outstanding or issuable.

Use of Proceeds

The 385,246 issued and outstanding shares of our common stock and the 1,896,380 shares of common stock issuable upon the exercise of currently outstanding options and warrants, in each case that are being offered for resale by the selling stockholders will be sold for the accounts of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the such shares of common stock offered for resale hereby will go to the selling stockholders and we will not receive any proceeds from the resale of those shares of common stock by the selling stockholders.

We may receive up to a total of $4,763,404 in gross proceeds if all of the options and warrants are exercised hereunder for cash. However, as we are unable to predict the timing or amount of potential exercises of the warrants, we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds, if any would be allocated to working capital. Pursuant to conditions set forth in the warrants, the warrants are exercisable under certain circumstances on a cashless basis, and should a selling stockholder elect to exercise on a cashless basis we will not receive any proceeds from the sale of common stock issued upon the cashless exercise of the warrant.

We will incur all costs associated with this registration statement and prospectus.

Dividend Policy

We have never paid dividends on our capital stock and do not anticipate paying any dividends for the foreseeable future.

Risk Factors

Investing in our common stock involves a high degree of risk. Please read the information contained under the heading “Risk Factors” beginning on page 11 of this prospectus and in any subsequent report incorporated by reference herein.

10

RISK FACTORS

This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our business, operating results, financial performance, and share price may be materially adversely affected by a number of factors, including but not limited to the following risk factors, any one of which could cause actual results to vary materially from anticipated results or from those expressed in any forward-looking statements made by us in this prospectus or in other reports, press releases or other statements issued from time to time. Additional factors that may cause such a difference are set forth elsewhere in this prospectus or in the documents incorporated in this prospectus by reference. Forward-looking statements speak only as of the date of this report. We do not undertake any obligation to publicly update any forward-looking statements.

Risks Relating to Microbot’s Financial Position and Need for Additional Capital

There is substantial doubt regarding on our ability to continue as a going concern.

As stated elsewhere in this prospectus or in the documents incorporated by reference into this prospectus, including in our Annual report on Form 10-K for the fiscal year ended December 31, 2022 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, we have not generated any revenues, have sustained losses and have accumulated a significant deficit since our inception. Also, we estimate that our cash resources are only sufficient to fund our operations for approximately 9 months from the date of this prospectus and as a result, our continued existence is dependent upon our ability to obtain additional debt or equity financing and to ultimately become a commercially viable organization.

There can be no assurance that the additional necessary debt or equity financing will be available, or will be available on terms acceptable to us, in which case we may be unable to meet our obligations or fully implement our business plan, if at all, beyond such 9 month period. Additionally, should we be unable to realize our assets and discharge our liabilities in the normal course of business, the net realizable value of our assets may be materially less than the amounts recorded in our financial statements. As a result of the foregoing and our current cash position, these conditions raise substantial doubt about Microbot’s ability to continue as a going concern beyond approximately the next 9 months, which could adversely affect our ability to raise capital, expand our business and develop our planned products.

We are subject to litigation, which may divert management’s attention and, in the event of an adverse judgment or settlement for some or all of the $6,750,000 being litigated, have a material adverse effect on our financial condition and our ability to continue our operations.

We are the defendant in a lawsuit captioned Empery Asset Master Ltd., Empery Tax Efficient, LP, Empery Tax Efficient II, LP, Hudson Bay Master Fund Ltd., Plaintiffs, against Microbot Medical Inc., Defendant, in the Supreme Court of the State of New York, County of New York (Index No. 651182/2020). The complaint alleged, among other things, that we breached multiple representations and warranties contained in the Securities Purchase Agreement (the “SPA”) related to our June 8, 2017 equity financing (the “Financing”), of which the Plaintiffs participated. The complaint seeks rescission of the SPA and return of the Plaintiffs’ $6.75 million purchase price with respect to the Financing.

Management is unable to assess the likelihood that we would be successful in any trial with respect to the SPA or the Financing, having previously lost another lawsuit with respect to the Financing. Accordingly, no assurance can be given that if we go to trial and ultimately lose, or if we decide to settle at any time, such an adverse outcome would not be material to our consolidated financial position. Additionally, in any such case, we will likely be required to use available cash, or the proceeds from future offerings, towards the rescission or settlement, that we otherwise would have used to build our business and develop our technologies into commercial products. In such event, we would be required to raise additional capital sooner than we otherwise would, of which we can give no assurance of success, or delay, curtail or cease the commercialization of some or all of our product candidates.

11

Microbot has had no revenue and has incurred significant operating losses since inception and is expected to continue to incur significant operating losses for the foreseeable future. The Company may never become profitable or, if achieved, be able to sustain profitability.

Microbot has incurred significant operating losses since its inception and expects to incur significant losses for the foreseeable future as Microbot continues its preclinical and clinical development programs for its existing product candidates, primarily the LIBERTY device; its research and development of any other future product candidates; and all other work necessary to obtain regulatory clearances or approvals for its product candidates in the United States and other markets. In the future, Microbot intends to continue conducting micro-robotics research and development; performing necessary animal and clinical testing; working towards medical device regulatory compliance; and, if LIBERTY or other future product candidates are approved or cleared for commercial distribution, engaging in appropriate sales and marketing activities that, together with anticipated general and administrative expenses, will likely result in Microbot incurring further significant losses for the foreseeable future.

Microbot is a development-stage medical device company and currently generates no revenue from product sales, and may never be able to commercialize LIBERTY or other future product candidates. Microbot does not currently have the required approvals or clearances to market or test in humans the LIBERTY or any other future product candidates and Microbot may never receive them. Microbot does not anticipate generating significant revenues until it can successfully develop, commercialize and sell products derived from its product pipeline, of which Microbot can give no assurance. Even if Microbot or any of its future development partners succeed in commercializing any of its product candidates, Microbot may never generate revenues significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with its product development pipeline and strategy, Microbot cannot accurately predict when it will achieve profitability, if ever. Failure to become and remain profitable would depress the value of the Company and could impair its ability to raise capital, which may force the Company to curtail or discontinue its research and development programs and/or day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis.

Microbot has a limited operating history outside of being a research and development-stage company, which may make it difficult to evaluate the prospects for the Company’s future viability.

Microbot has a limited operating history upon which an evaluation of its business plan or performance and prospects can be made. The business and prospects of Microbot must be considered in the light of the potential problems, delays, uncertainties and complications that may be encountered in connection with a newly established business. The risks include, but are not limited to, the possibility that Microbot will not be able to develop functional and scalable products, or that although functional and scalable, its products will not be economical to market; that its competitors hold proprietary rights that may preclude Microbot from marketing such products; that its competitors market a superior or equivalent product; that Microbot is not able to upgrade and enhance its technologies and products to accommodate new features and expanded service offerings; or the failure to receive necessary regulatory clearances or approvals for its products. To successfully introduce and market its products at a profit, Microbot must establish brand name recognition and competitive advantages for its products. There are no assurances that Microbot can successfully address these challenges. If it is unsuccessful, Microbot and its business, financial condition and operating results could be materially and adversely affected.

Microbot’s operations to date have been limited to organizing the company, entering into licensing arrangements to initially obtain rights to its technologies, developing and securing its technologies, raising capital, developing regulatory and reimbursement strategies for its product candidates, preparing for pre-clinical and clinical trials of product candidates from time to time and, most recently, commencing pre-commercialization planning for the LIBERTY device. Microbot has not yet demonstrated its ability to successfully complete development of any product candidate, obtain marketing clearance or approval, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about Microbot’s future success or viability may not be as accurate as they could be if Microbot had a longer operating history.

12

Microbot will need additional funding. If Microbot is unable to raise capital when needed, it could be forced to delay, reduce or eliminate its product development programs or commercialization efforts.

To date, Microbot has funded its operations primarily through offerings of debt and equity securities and grants. Microbot does not know when, or if, it will generate any revenue, but does not expect to generate significant revenue unless and until it obtains regulatory clearance or approval of and commercializes one of its current or future product candidates. It is anticipated that the Company will continue to incur losses for the foreseeable future, and that losses will increase as it continues the development of, and seeks regulatory review of, its product candidates, and begins to commercialize any approved or cleared products following a successful regulatory review.

Microbot expects the research and development expenses of the Company to continue to increase substantially in future periods as it conducts pre-clinical studies in large animals and potentially clinical trials for its product candidates, and especially if it initiates additional research programs for future product candidates. This is the case even with the recent suspension of the research and development program relating to the SCS device. In addition, if the Company obtains marketing clearance or approval for any of its product candidates, it expects to incur significant commercialization expenses related to product manufacturing, marketing and sales. Microbot may also require additional funds for operations if it loses its current lawsuit with Empery and Hudson Bay, discussed in great detail elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. Furthermore, Microbot incurs substantial costs associated with operating as a public company in the United States. Accordingly, the Company may need to obtain substantial additional funding in connection with its continuing operations through its projected profitability, of which it can give no assurance of success. If the Company is unable to raise capital when needed or on attractive terms, it could be forced to delay, reduce or eliminate its research and development programs or any future commercialization efforts.

The Company intends to continue to opportunistically strengthen its balance sheet by raising additional funds through equity offerings, including possibly through its existing but currently suspended At-the-Market offering, or otherwise in order to meet expected future liquidity needs, including the introduction of LIBERTY. The Company’s future capital requirements, generally, will depend on many factors, including:

●	the timing and outcomes of the product candidates’ regulatory reviews, subsequent approvals or clearances, or other regulatory actions;

●	the final outcome of the Company’s existing lawsuit with Empery and Hudson Bay;

●	the costs, design, duration and any potential delays of the clinical trials that could be conducted at the FDA’s request using Microbot’s product candidates;

●	the costs of acquiring, licensing or investing in new and existing businesses, product candidates and technologies;

●	the costs to maintain, expand and defend the scope of Microbot’s intellectual property portfolio;

●	the costs to secure or establish sales, marketing and commercial manufacturing capabilities or arrangements with third parties regarding same;

●	the Company’s need and ability to hire additional management and scientific and medical personnel; and

●	the costs to operate as a public company in the United States.

We may still be subject to significant disruptions to our clinical trials or other business operations as a result of the COVID-19 pandemic, which could have a material adverse effect on our business.

Although we have not yet commenced clinical trials, in the event the coronavirus pandemic or another pandemic is continuing when we are prepared to commence such trials, the coronavirus disease may cause significant delays and disruptions to our clinical trials and our interactions with the FDA. If the patients involved with any such clinical trials become infected with the coronavirus disease, we may have more AEs and deaths in our clinical trials as a result. We may also face difficulties enrolling patients in our clinical trials if the patient populations that are eligible for our clinical trials are impacted by the coronavirus or other disease. Additionally, if our clinical trial patients are unable to travel to our clinical trial sites as a result of quarantines or other restrictions resulting from the coronavirus or other disease, we may experience higher drop-out rates or delays in our clinical trials, and some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which could impact our ability to determine the efficacy or safety of our LIBERTY device. Site initiation and patient enrollment may also be delayed due to prioritization of hospital resources toward the coronavirus disease outbreak.

13

Additionally, travel restrictions and expanded screenings may be implemented locally or worldwide in an effort to contain the coronavirus or other disease. As such, we and our contract research organizations may be unable to visit our trial sites and monitor the data from our trials on timely basis. Our employees may also face travel restrictions, which would impact our business. Furthermore, some of our manufacturers and suppliers are in Europe and Asia and may be impacted by port closures and other restrictions resulting from any such outbreak, which may disrupt our supply chain or limit our ability to obtain sufficient materials for our products.

The ultimate impact of the coronavirus disease outbreak or a similar health epidemic is highly uncertain and subject to change, and we cannot presently predict the scope and severity of any further potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, contract research organizations, regulators, including the FDA health care providers and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business and operations could be materially and negatively impacted, which could prevent or delay us from obtaining approval for our LIBERTY device.

Risks Relating to the Development and Commercialization of Microbot’s Product Candidates

Unsuccessful animal studies, clinical trials or procedures relating to product candidates under development could have a material adverse effect on Microbot’s prospects.

The regulatory approval process for new products and new indications for existing products requires extensive data and procedures, including the development of regulatory and quality standards and, potentially, certain clinical studies. Unfavorable or inconsistent data from current or future clinical trials or other studies conducted by Microbot or third parties, or perceptions regarding such data, could adversely affect Microbot’s ability to obtain necessary device clearance or approval and the market’s view of Microbot’s future prospects.

Failure to successfully complete the studies or trials in a timely and cost-effective manner could have a material adverse effect on Microbot’s prospects with respect to the LIBERTY device or other product candidates. Because animal trials, clinical trials and other types of scientific studies are inherently uncertain, there can be no assurance that these trials or studies will be completed in a timely or cost-effective manner or result in a commercially viable product. Clinical trials or studies may experience significant setbacks even if earlier preclinical or animal studies have shown promising results. Furthermore, preliminary results from clinical trials may be contradicted by subsequent clinical analysis. Results from clinical trials may also not be supported by actual long-term studies or clinical experience. If preliminary clinical results are later contradicted, or if initial results cannot be supported by actual long-term studies or clinical experience, Microbot’s business could be adversely affected. Clinical trials also may be suspended or terminated by us, the FDA or other regulatory authorities at any time if it is believed that the trial participants face unacceptable health risks. The FDA may disagree with our interpretation of the data from our clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety and effectiveness of the product candidate. The FDA may also require additional pre-clinical studies or clinical trials which could further delay approval of our product candidates.

Microbot’s business depends heavily on the success of its sole lead product candidate, the LIBERTY. If Microbot is unable to commercialize the LIBERTY, or experiences significant delays in doing so, Microbot’s business will be materially harmed.

Generally, after all necessary clinical and performance data supporting the safety and effectiveness of the LIBERTY device, or any other product candidate, are collected, Microbot must still obtain FDA clearance or approval to market the device and those regulatory processes can take several months to several years to be completed. Therefore, Microbot’s ability to generate product revenues will not occur for at least the next few years, if at all, and will depend heavily on the successful commercialization of the LIBERTY device, or any of our other product candidates from time to time. The success of commercializing any of our product candidates, include the LIBERTY device, will depend on a number of factors, including the following:

14

●	our ability to obtain additional capital;

●	successful completion of animal studies and, if necessary, human clinical trials and the collection of sufficient data to demonstrate that the device is safe and effective for its intended use;

●	receipt of marketing approvals or clearances from the FDA and other applicable regulatory authorities;

●	establishing commercial manufacturing arrangements with one or more third parties;

●	obtaining and maintaining patent and trade secret protections;

●	protecting Microbot’s rights in its intellectual property portfolio;

●	establishing sales, marketing and distribution capabilities;

●	generating commercial sales, if and when approved, whether alone or in collaboration with other entities;

●	acceptance of our product candidates, if and when commercially launched, by the medical community, patients and third-party payors;

●	effectively competing with existing and competitive products on the market and any new competing products that may enter the market; and

●	maintaining quality and an acceptable safety profile of our products following clearance or approval.

We recently suspended our research and development programs for all of our product candidates and platforms other than LIBERTY as a result of, among other things, some of the above factors, and our short and medium term success is no longer tied to multiple product candidates but rather just the LIBERTY device. If Microbot does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize the LIBERTY or any other product candidate, which would materially harm its business.

The results of Microbot’s research and development efforts are uncertain and there can be no assurance of the commercial success of Microbot’s product candidates.

Microbot believe that its success will depend in part on its ability to expand its product offerings and continue to improve its existing product candidates in response to changing technologies, customer demands and competitive pressures. As such, Microbot expects to continue dedicating significant resources in research and development. The product candidates and services being developed by Microbot may not be technologically successful. In addition, the length of Microbot’s product candidates and service development cycle may be greater than Microbot originally expected.

Microbot’s ability to expand its technology platforms for other uses may be limited.

Microbot has decided to focus on expanding all of its technology platforms for use in segments of the endovascular, cardiovascular and neurosurgery markets. Microbot’s ability to expand its technology platforms for use in such markets will be limited by its ability to develop and/or refine the necessary technology, obtain the necessary regulatory approvals for their use on humans, and the marketing of its products and otherwise obtaining market acceptance of its product in the United States and in other countries.

15

At this time, Microbot does not know the extent of the clinical trial that the FDA will require it to submit in support of its future marketing applications for its LIBERTY product candidate, which creates uncertainty for Microbot as well as the possibility of increased product development costs and time to market.

Microbot has identified a predicate device for the LIBERTY device, which it intended to use in its 510(k) application. However, there is no guarantee that the FDA will agree with the Company’s determination or that the FDA would accept the predicate device that Microbot intends to submit in its 510(k). The FDA also may request additional data in response to a 510(k) or require Microbot to conduct further testing or compile more data in support of its 510(k). It is unclear at this time whether and how various activities initiated or announced by the FDA to modernize the U.S. medical device regulatory system could affect the marketing pathway or timeline for our product candidate, given their nature.

The FDA requires clinical data to be submitted as part of the LIBERTY marketing submission, any type of clinical study performed in humans will require the investment of substantial expense, professional resources and time. In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, a company must, among other things, apply for and obtain Institutional Review Board, or IRB, approval of the proposed investigation. In addition, the sponsor of the investigation must also submit and obtain FDA approval of an Investigational Device Exemption, or IDE, application. Microbot may not be able to obtain FDA and/or IRB approval to undertake clinical trials in the United States for any new devices Microbot intends to market in the United States in the future. Moreover, the timing of the commencement, continuation and completion of any future clinical trial may be subject to significant delays attributable to various causes, including scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria, failure of patients to complete the clinical trial, delay in or failure to obtain IRB approval to conduct a clinical trial at a prospective site, and shortages of supply in the investigational device.

Thus, the addition of one or more mandatory clinical trials to the development timeline for the LIBERTY or any other product candidate would significantly increase the costs associated with developing and commercializing the product and delay the timing of U.S. regulatory authorization. The current uncertainty regarding near-term medical device regulatory changes by the FDA could further affect our development plans for the LIBERTY or any other product candidate, depending on their nature, scope and applicability. Microbot and its business, financial condition and operating results could be materially and adversely affected as a result of any such costs, delays or uncertainty.

Microbot’s One & Done technology is subject to a buy-back clause which, if triggered, could cause us to lose rights to the technology.

Pursuant to the agreement we entered into in January 2018 to acquire the One & Done technology, we are required to meet certain commercialization deadlines or CardioSert may terminate the agreement and buy back the technology for $1.00, subject to certain limited exceptions. One of the exceptions in the agreement is if “The First Commercial Sale does not occur within 50 months of the Effective Date” of the contract. 50 months have expired in 2022 and Microbot did not meet the commercialization deadlines.

Our failure to meet the applicable commercialization deadline could therefore result in the sale back of the technology to CardioSert. In addition, as a result of our recently enacted core-business focus program and cost reduction plan, we terminated our existing agreement with Cardiosert Ltd. effective as of August 17, 2023, which could result in the technology being re-acquired by Cardiosert Ltd. for nominal consideration. Although we have not yet been notified of any such election, any such sale would materially adversely affect our ability to develop and commercialize, or materially delay the development and commercialization of, our One & Done technology, if we were to otherwise determine to restart that product platform.

Microbot will depend upon the ability of third parties, including contract research organizations, collaborative academic groups, future clinical trial sites and investigators, to conduct or to assist the Company in conducting clinical trials for its product candidates, if such trials become necessary.

As a development-stage, pre-clinical company, Microbot has no prior experience in designing, initiating, conducting and monitoring human clinical trials. Microbot will depend upon its ability and/or the ability of future collaborators, contract research organizations, clinical trial sites and investigators to successfully design, initiate, conduct and monitor such clinical trials.

Failure by Microbot or by any of these future collaborating parties to timely and effectively initiate, conduct and monitor a future clinical trial could significantly delay or materially impair Microbot’s ability to complete those clinical trials and/or obtain regulatory clearance or approval of its product candidates and, consequently, could delay or materially impair its ability to generate revenues from the commercialization of those products.

16

If the commercial opportunity for LIBERTY and any other commercial products that may be developed by Microbot is smaller than Microbot anticipates, Microbot’s future revenue from LIBERTY and such other products will be adversely affected and Microbot’s business will suffer.

If the size of the commercial opportunities in any of Microbot’s target markets is smaller than it anticipates, Microbot may not be able to achieve profitability and growth. It is difficult to predict the penetration, future growth rate or size of the market for Microbot’s product candidate.

The commercial success of LIBERTY or any other product candidates will require broad acceptance of the devices by the doctors and other medical professionals who specialize in the procedures targeted by each device, a limited number of whom may be able to influence device selection and purchasing decisions. If Microbot’s technologies are not broadly accepted and perceived as having significant advantages over existing medical devices, then it will not meet its business objectives. Such perceptions are likely to be based on a determination by medical facilities and physicians that Microbot’s product candidates are safe and effective, are cost-effective in comparison to existing devices, and represent acceptable methods of treatment. Microbot cannot assure that it will be able to establish the relationships and arrangements with medical facilities and physicians necessary to support the market uptake of its product candidates. In addition, its competitors may develop new technologies for the same markets Microbot is targeting that are more attractive to medical facilities and physicians. If doctors and other medical professionals do not consider Microbot product candidates to be suitable for application in the procedures we are targeting and an improvement over the use of existing or competing products, Microbot’s business goals will not be realized.

Customers will be unlikely to buy the LIBERTY or any other product candidates unless Microbot can demonstrate that they can be produced for sale to consumers at attractive prices.

To date, Microbot has focused primarily on research and development of the LIBERTY device and first generation versions of other current and former product candidates. Consequently, Microbot has no experience in manufacturing its product candidates, and intends to manufacture its product candidates through third-party manufacturers. Microbot can offer no assurance that either it or its manufacturing partners will develop efficient, automated, low-cost manufacturing capabilities and processes to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass produce its commercial products. Even if its manufacturing partners are successful in developing such manufacturing capability and quality processes, including the assurance of GMP-compliant device manufacturing, there can be no assurance that Microbot can timely meet its product commercialization schedule or the production and delivery requirements of potential customers. A failure to develop such manufacturing processes and capabilities could have a material adverse effect on Microbot’s business and financial results.

The proposed price of Microbot’s product candidates, once approved for sale, will be dependent on material and other manufacturing costs. Microbot cannot offer any assurances that its manufacturing partner will be able manufacture its product candidates at a competitive price or that achieving cost reductions will not cause a reduction in the performance, reliability and longevity of its product candidates.

Microbot has relied on, and intends to continue to rely on, third-party manufacturers to produce its product candidates.

Microbot currently relies, and expects to rely for the foreseeable future, on third-party manufacturers to produce and supply its product candidates, and it expects to rely on third parties to manufacture the commercialized products as well, should they receive the necessary regulatory clearance or approval. Reliance on third-party manufacturers entails risks to which Microbot would not be subject if Microbot manufactured its product candidates or future commercial products itself, including:

17

●	limitations on supply availability resulting from capacity, internal operational problems or scheduling constraints of third parties;

●	potential regulatory non-compliance or other violations by the third-party manufacturer that could result in quality assurance;

●	the possible breach of manufacturing agreements by third parties because of various factors beyond Microbot’s control; and

●	the possible termination or non-renewal of manufacturing agreements by third parties for various reasons beyond Microbot’s control, at a time that is costly or inconvenient to Microbot.

If Microbot is not able to maintain its key manufacturing relationships, Microbot may fail to find replacement manufacturers or develop its own manufacturing capabilities, which could delay or impair Microbot’s ability to obtain regulatory clearance or approval for its product candidates and could substantially increase its costs or deplete profit margins, if any. If Microbot does find replacement manufacturers, Microbot may not be able to enter into agreements with them on terms and conditions favorable to it and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

If Microbot’s product candidates are not considered to be a safe and effective alternative to existing technologies, Microbot will not be commercially successful.

The LIBERTY and our other product candidates rely on new technologies, and Microbot’s success will depend on acceptance of these technologies by the medical community as safe, clinically effective, cost effective and a preferred device as compared to products of its competitors. Microbot does not have long-term data regarding efficacy, safety and clinical outcomes associated with the use of LIBERTY or our other product candidates. Any data that is generated in the future may not be positive or may not support the product candidates’ regulatory dossiers, which would negatively affect market acceptance and the rate at which its product candidates are adopted. Equally important will be physicians’ perceptions of the safety of Microbot’s product candidates because Microbot’s technologies are relatively new. If, over the long term, Microbot’s product candidates do not meet surgeons’ expectations as to safety, efficacy and ease of use, they may not become widely adopted.

Market acceptance of Microbot’s product candidates will also be affected by other factors, including Microbot’s ability to convince key opinion leaders to provide recommendations regarding its product candidates; convince distributors that its technologies are attractive alternatives to existing and competing technologies; supply and service sufficient quantities of products directly or through marketing alliances; and price products competitively in light of the current macroeconomic environment, which is increasingly price sensitive.

Microbot may be subject to penalties and may be precluded from marketing its product candidates if Microbot fails to comply with extensive governmental regulations.

Microbot believes that its medical device product candidates will be categorized as Class II devices, which typically require a 510(k) or 510(k) de-novo premarket submission to the FDA. However, the FDA has not made any determination about whether Microbot’s medical product candidates are Class II medical devices and may disagree with that classification. If the FDA determines that Microbot’s product candidates should be reclassified as Class III medical devices, Microbot could be precluded from marketing the devices for clinical use within the United States for months, years or longer, depending on the specifics of the change in classification. Reclassification of any of Microbot’s product candidates as Class III medical devices could significantly increase Microbot’s regulatory costs, including the timing and expense associated with required clinical trials and other costs.

The FDA and non-U.S. regulatory authorities require that Microbot product candidates be manufactured according to rigorous standards. These regulatory requirements significantly increase Microbot’s production costs, which may prevent Microbot from offering products within the price range and in quantities necessary to meet market demands. If Microbot or one of its third-party manufacturers changes an approved manufacturing process, the FDA may need to review the process before it may be used. Failure to comply with applicable pre-market and post-market regulatory requirements could subject Microbot to enforcement actions, including warning letters, fines, injunctions and civil penalties, recall or seizure of its products, operating restrictions, partial suspension or total shutdown of its production, and criminal prosecution.

18

If Microbot is not able to both obtain and maintain adequate levels of third-party reimbursement for procedures involving its product candidates after they are approved for marketing and launched commercially, it would have a material adverse effect on Microbot’s business.

Healthcare providers and related facilities are generally reimbursed for their services through payment systems managed by various governmental agencies worldwide, private insurance companies, and managed care organizations. The manner and level of reimbursement in any given case may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) utilized, available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. The coverage policies and reimbursement levels of these third-party payors may impact the decisions of healthcare providers and facilities regarding which medical products they purchase and the prices they are willing to pay for those products. Microbot cannot assure you that its sales will not be impeded and its business harmed if third-party payors fail to provide reimbursement for Microbot products that healthcare providers view as adequate.

In the United States, Microbot expects that its product candidates, once approved, will be purchased primarily by medical institutions, which then bill various third-party payors, such as the Centers for Medicare & Medicaid Services, or CMS, which administers the Medicare program through Medicare Administrative Contractors, and other government health care programs and private insurance plans, for the healthcare products and services provided to their patients. The process involved in applying for coverage and incremental reimbursement from CMS is lengthy and expensive. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage for procedures utilizing Microbot’s products or decrease or limit reimbursement payments for doctors and hospitals utilizing Microbot’s products, this may affect coverage and reimbursement determinations by many private payors.

If a procedure involving a medical device is not reimbursed separately by a government or private insurer, then a medical institution would have to absorb the cost of Microbot’s products as part of the cost of the procedure in which the products are used. At this time, Microbot does not know the extent to which medical institutions would consider insurers’ payment levels adequate to cover the cost of its products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which Microbot products are used could deter them from purchasing Microbot products and limit sales growth for those products.

Microbot has no control over payor decision-making with respect to coverage and payment levels for its medical device product candidates, once they are approved. Additionally, Microbot expects many payors to continue to explore cost-containment strategies (e.g., comparative and cost-effectiveness analyses, so-called “pay-for-performance” programs implemented by various public government health care programs and private third-party payors, and expansion of payment bundling initiatives, and other such methods that shift medical cost risk to providers) that may potentially impact coverage and/or payment levels for Microbot’s current product candidates or products Microbot develops in the future.

As Microbot’s product offerings are used across diverse healthcare settings, they will be affected to varying degrees by the different payment systems.

Clinical outcome studies for the LIBERTY may not provide sufficient data to make such product candidates the standard of care.

Microbot’s business plan with respect to the LIBERTY relies on the broad adoption by surgeons of the products for their respective planned applications.

Clinical studies may not show an advantage in LIBERTY based procedures in a timely manner, or at all, and outcome studies have not been designed at this time, and may be too large and too costly for Microbot to conduct. Both situations could prevent broad adoption of the LIBERTY and materially impact Microbot’s business.

19

Microbot products may in the future be subject to mandatory product recalls that could harm its reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could pose a risk of injury to patients. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death, although in most cases this mandatory recall authority is not used because manufacturers typically initiate a voluntary recall when a device violation is discovered. In addition, foreign governmental bodies have the authority to require the recall of Microbot products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by Microbot or one of its distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any Microbot products would divert managerial and financial resources and have an adverse effect on Microbot’s financial condition and results of operations, and any future recall announcements could harm Microbot’s reputation with customers and negatively affect its sales. In addition, the FDA could take enforcement action, including any of the following sanctions for failing to timely report a recall to the FDA:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

●	detention or seizure of Microbot products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) clearance or premarket approval of new products or modified products;

●	withdrawing 510(k) clearances or other types of regulatory authorizations -that have already been granted;

●	refusing to grant export approval for Microbot products; or

●	criminal prosecution.

If Microbot’s future commercialized products cause or contribute to a death or a serious injury, Microbot will be subject to Medical Device Reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under FDA regulations, Microbot will be required to report to the FDA any incident in which a marketed medical device product may have caused or contributed to a death or serious injury or in which a medical device malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred.

Microbot anticipates that in the future it is likely that we may experience events that would require reporting to the FDA pursuant to the Medical Device Reporting (MDR) regulations. Any adverse event involving a Microbot product could result in future voluntary corrective actions, such as product actions or customer notifications, or agency actions, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending Microbot in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Microbot could be exposed to significant liability claims if Microbot is unable to obtain insurance at acceptable costs and adequate levels or otherwise protect itself against potential product liability claims.

The testing, manufacture, marketing and sale of medical devices entail the inherent risk of liability claims or product recalls. Product liability insurance is expensive and may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent the successful commercialization of Microbot’s products, cause a significant financial burden on Microbot, or both, which in any case could have a material adverse effect on Microbot’s business and financial condition.

20

If Microbot fails to retain certain of its key personnel and attract and retain additional qualified personnel, Microbot might not be able to pursue its growth strategy effectively.

Microbot is dependent on its senior management, in particular Harel Gadot, Microbot’s Chairman, President and Chief Executive Officer, and Simon Sharon, its General Manager and Chief Technology Officer. Although Microbot believes that its relationship with members of its senior management is positive, there can be no assurance that the services of any of these individuals will continue to be available to Microbot in the future. In particular, as part of our cost reduction program, we have reduced all executive officers’ salaries by between 30-50%. We can give no assurance that any of our executives will remain with our company in light of such reductions. Microbot’s future success will depend in part on its ability to retain its management and scientific teams, to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management, when necessary. Competition for qualified personnel in the medical device industry is intense and finding and retaining qualified personnel with experience in the industry is very difficult. Microbot believes that there are only a limited number of individuals with the requisite skills to serve in key positions at Microbot, particularly in Israel, and it competes for key personnel with other medical equipment and technology companies, as well as research institutions.

Microbot does not carry, and does not intend to carry, any key man life insurance policies on any of its existing executive officers.

Risks Relating to International Business

If Microbot fails to obtain regulatory clearances in other countries for its product candidates under development, Microbot will not be able to commercialize these product candidates in those countries.

In order for Microbot to market its product candidates in countries other than the United States, it must comply with the safety and quality regulations in such countries.

In Europe, these regulations, including the requirements for approvals, clearance or grant of Conformité Européenne, or CE, Certificates of Conformity and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval, clearance or CE Certificates of Conformity (or equivalent) in any foreign country in which Microbot plans to market its product candidates may harm its ability to generate revenue and harm its business. Approval and CE marking procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval or CE Certificate of Conformity in other countries might differ from that required to obtain FDA clearance. The regulatory approval or CE marking process in other countries may include all of the risks detailed above regarding FDA clearance in the United States. Regulatory approval or the CE marking of a product candidate in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval or a CE Certificate of Conformity in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval or a CE Certificate of Conformity in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA clearance in the United States.

Microbot cannot be certain that it will be successful in complying with the requirements of the CE Certificate of Conformity and receiving a CE Mark for its product candidates or in continuing to meet the requirements of the Medical Devices Directive in the European Economic Area (EEA).

Israel’s Medical Devices Law generally requires the registration of all medical products with the Ministry of Health, or MOH, Registrar through the submission of an application to the Ministry of Health Medical Institutions and Devices Licensing Department, or AMAR. If the application includes a certificate issued by a competent authority of a “recognized” country, which includes Australia, Canada, the European Community Member States, Japan or the United States, the registration process is expedited, but is generally still expected to take 6 to 9 months for approval. If certification from a recognized country is not available, the registration process takes significantly longer and a license is rarely issued under such circumstances, as the MOH may require the presentation of significant additional clinical data. Once granted, a license (marketing authorization) for a medical device is valid for five years from the date of registration of the device, except for implants with a life-supporting function, for which the validity is for only two years from the date of registration. Furthermore, the holder of the license must meet several additional requirements to maintain the license. Microbot cannot be certain that it will be successful in applying for a license from the MOH for its product candidates.

21

Microbot operations in international markets involve inherent risks that Microbot may not be able to control.

Microbot’s business plan includes the marketing and sale of its proposed product candidates internationally, and specifically in Europe and Israel. Accordingly, Microbot’s results could be materially and adversely affected by a variety of factors relating to international business operations that it may or may not be able to control, including:

●	adverse macroeconomic conditions affecting geographies where Microbot intends to do business;
●	closing of international borders, including as a result of biohazards or pandemics;
●	foreign currency exchange rates;
●	political or social unrest or economic instability in a specific country or region;
●	higher costs of doing business in certain foreign countries;
●	infringement claims on foreign patents, copyrights or trademark rights;
●	difficulties in staffing and managing operations across disparate geographic areas;
●	difficulties associated with enforcing agreements and intellectual property rights through foreign legal systems;
●	trade protection measures and other regulatory requirements, which affect Microbot’s ability to import or export its product candidates from or to various countries;
●	adverse tax consequences;
●	unexpected changes in legal and regulatory requirements;
●	military conflict, terrorist activities, natural disasters and medical epidemics; and
●	Microbot’s ability to recruit and retain channel partners in foreign jurisdictions.

Microbot’s financial results may be affected by fluctuations in exchange rates and Microbot’s current currency hedging strategy may not be sufficient to counter such fluctuations.

Microbot’s financial statements are denominated in U.S. dollars and the financial results of the Company are denominated in U.S. dollars, while a significant portion of Microbot’s business is conducted, and a substantial portion of its operating expenses are payable, in currencies other than the U.S. dollar. Exchange rate fluctuations may have an adverse impact on Microbot’s future revenues or expenses as presented in the financial statements. Microbot may in the future use financial instruments, such as forward foreign currency contracts, in its management of foreign currency exposure. These contracts would primarily require Microbot to purchase and sell certain foreign currencies with or for U.S. dollars at contracted rates. Microbot may be exposed to a credit loss in the event of non-performance by the counterparties of these contracts. In addition, these financial instruments may not adequately manage Microbot’s foreign currency exposure. Microbot’s results of operations could be adversely affected if Microbot is unable to successfully manage currency fluctuations in the future.

Risks Relating to Microbot’s Intellectual Property

Microbot’s right to develop and commercialize the LIBERTY product candidate is subject to the terms and condition of a license granted to Microbot by Technion Research and Development Foundation Ltd. and termination of the license with respect to the technology platform underlying the product candidate could result in Microbot ceasing its development efforts for the LIBERTY platform.

Microbot entered into a license agreement with Technion Research and Development Foundation Ltd., or TRDF, pursuant to which Microbot obtained an exclusive, worldwide, royalty-bearing, sub-licensable license to certain patents and inventions, originally relating to the SCS and TipCAT technology platforms and subsequently amended to include our LIBERTY platform. Pursuant to the terms of the license agreement, in order to maintain the license with respect to each platform, Microbot must use commercially reasonable efforts to develop products covered by the license, including meeting certain agreed upon development milestones. TRDF has the option to terminate a license granted in the event Microbot fails to meet a development milestone associated with such technology. Therefore, the failure to meet development milestones may lead to a complete termination of the license agreement and result in Microbot ceasing its development efforts for the applicable product candidate. Failure to meet any development milestone will give TRDF the right to terminate the license with respect to the technology underlying the missed milestone. TRDF has previously demonstrated flexibility with respect to amending the terms of the license to extend the milestone dates, although we can give no assurance at this time that TRDF will continue to be so flexible with respect to amending the terms of the license. We have informed TRDF of our suspension of our SCS research and development program and our plans exploring strategic alternatives for such product and technology. Furthermore, we have returned the intellectual property relating to the TipCat platform as part of our core-business focus program and we may similarly return the intellectual property relating to the SCS(ViRob) platform. To-date, TRDF has not taken any action to so terminate the license, although we can give no assurance they will not do so.

Under the license agreement, Microbot is also subject to various other obligations, including obligations with respect to payment upon the achievement of certain milestones and royalties on product sales. TRDF may terminate the license agreement under certain circumstances, including material breaches by Microbot or under certain bankruptcy or insolvency events. In the case of termination of the license by Microbot without cause or by TRDF for cause, TRDF has the right to receive a non-exclusive license from Microbot with respect to improvements to the licensed technologies made by Microbot.

If TRDF were to terminate the license agreement or if Microbot was to otherwise lose the ability to exploit the licensed patents, Microbot’s competitive advantage with respect to its LIBERTY technology platform could be reduced or terminated, and Microbot will likely not be able to find a source to replace the licensed technology.

Additionally, if there is any future dispute between Microbot and TRDF regarding the respective parties’ rights under the license agreement, Microbot’s ability to develop and commercialize the LIBERTY may be materially harmed, although at this time no material development or commercialization of either platform is in effect.

Microbot may not meet its product candidates’ development and commercialization objectives in a timely manner or at all.

Microbot has established internal goals, based upon expectations with respect to its technologies, which Microbot has used to assess its progress toward developing its product candidates. These goals relate to technology and design improvements as well as to dates for achieving specific development results. If the product candidates exhibit technical defects or are unable to meet cost or performance goals, Microbot’s commercialization schedule could be delayed and potential purchasers of its initial commercialized products may decline to purchase such products or may opt to pursue alternative products, which would materially harm its business.

22

Intellectual property litigation and infringement claims could cause Microbot to incur significant expenses or prevent Microbot from selling certain of its product candidates.

The medical device industry is characterized by extensive intellectual property litigation. From time to time, Microbot might be the subject of claims by third parties of potential infringement or misappropriation. Regardless of outcome, such claims are expensive to defend and divert the time and effort of Microbot’s management and operating personnel from other business issues. A successful claim or claims of patent or other intellectual property infringement against Microbot could result in its payment of significant monetary damages and/or royalty payments or negatively impact its ability to sell current or future products in the affected category and could have a material adverse effect on its business, cash flows, financial condition or results of operations.

If Microbot or TRDF are unable to protect the patents or other proprietary rights relating to Microbot’s product candidates, or if Microbot infringes on the patents or other proprietary rights of others, Microbot’s competitiveness and business prospects may be materially damaged.

Microbot’s success depends on its ability to protect its intellectual property (including its licensed intellectual property) and its proprietary technologies. Microbot’s commercial success depends in part on its ability to obtain and maintain patent protection and trade secret protection for its product candidates, proprietary technologies, and their uses, as well as its ability to operate without infringing upon the proprietary rights of others.

Microbot currently holds, through licenses or otherwise, an intellectual property portfolio that includes U.S. and international patents and pending patents, and other patents under development. Microbot intends to continue to seek legal protection, primarily through patents, including the TRDF licensed patents, for its proprietary technology. Seeking patent protection is a lengthy and costly process, and there can be no assurance that patents will be issued from any pending applications, or that any claims allowed from existing or pending patents will be sufficiently broad or strong to protect its proprietary technology. There is also no guarantee that any patents Microbot holds, through licenses or otherwise, will not be challenged, invalidated or circumvented, or that the patent rights granted will provide competitive advantages to Microbot. Microbot’s competitors have developed and may continue to develop and obtain patents for technologies that are similar or superior to Microbot’s technologies. In addition, the laws of foreign jurisdictions in which Microbot develops, manufactures or sells its product candidates may not protect Microbot’s intellectual property rights to the same extent as do the laws of the United States.

Adverse outcomes in current or future legal disputes regarding patent and other intellectual property rights could result in the loss of Microbot’s intellectual property rights, subject Microbot to significant liabilities to third parties, require Microbot to seek licenses from third parties on terms that may not be reasonable or favorable to Microbot, prevent Microbot from manufacturing, importing or selling its product candidates, or compel Microbot to redesign its product candidates to avoid infringing third parties’ intellectual property. As a result, Microbot may be required to incur substantial costs to prosecute, enforce or defend its intellectual property rights if they are challenged. Any of these circumstances could have a material adverse effect on Microbot’s business, financial condition and resources or results of operations.

Microbot has the first right, but not the obligation, to control the prosecution, maintenance or enforcement of the licensed patents from TRDF. However, there may be situations in which Microbot will not have control over the prosecution, maintenance or enforcement of the patents that Microbot licenses, or may not have sufficient ability to consult and input into the patent prosecution and maintenance process with respect to such patents. If Microbot does not control the patent prosecution and maintenance process with respect to the TRDF licensed patents, TRDF may elect to do so but may fail to take the steps that are necessary or desirable in order to obtain, maintain and enforce the licensed patents.

Microbot’s ability to develop intellectual property depends in large part on hiring, retaining and motivating highly qualified design and engineering staff and consultants with the knowledge and technical competence to advance its technology and productivity goals. To protect Microbot’s trade secrets and proprietary information, Microbot has entered into confidentiality agreements with its employees, as well as with consultants and other parties. If these agreements prove inadequate or are breached, Microbot’s remedies may not be sufficient to cover its losses.

23

Dependence on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to such rights may result in Microbot’s payment of significant monetary damages or impact offerings in its product portfolios.

Microbot’s long-term success largely depends on its ability to market technologically competitive product candidates. If Microbot fails to obtain or maintain adequate intellectual property protection, it may not be able to prevent third parties from using its proprietary technologies or may lose access to technologies critical to our product candidates. Also, Microbot currently pending or future patent applications may not result in issued patents, and issued patents are subject to claims concerning priority, scope and other issues.

Furthermore, Microbot has not filed applications for all of our patents internationally and it may not be able to prevent third parties from using its proprietary technologies or may lose access to technologies critical to its product candidates in other countries.

Risks Relating to Operations in Israel

Microbot has facilities located in Israel, and therefore, political conditions in Israel may affect Microbot’s operations and results.

Microbot has facilities located in Israel. In addition, one of its seven directors, its General Manager and Chief Technology Officer, Chief Medical Officer and its Chief Financial Officer, as well as substantially all of its research and development team and non-management employees, are residents of Israel. Accordingly, political, economic and military conditions in Israel will directly or indirectly affect Microbot’s operations and results. Most recently, for example, the current political situation in Israel where the ruling parties are attempting to implement laws that essentially allow the parliament to enact laws that are preemptively immune to judicial review could adversely affect our business and results of operations. In addition, since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. An ongoing state of hostility, varying in degree and intensity has led to security and economic problems for Israel. For a number of years there have been continuing hostilities between Israel and the Palestinians. This includes hostilities with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times resulted in armed conflicts. Such hostilities have negatively influenced Israel’s economy as well as impaired Israel’s relationships with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from ISIS and rebel forces in Syria, from the government of Iran and other potential threats from additional countries in the region. Moreover, some of Israel’s neighboring countries have recently undergone or are undergoing significant political changes. These political, economic and military conditions in Israel could have a material adverse effect on Microbot’s business, financial condition, results of operations and future growth.

Political relations could limit Microbot’s ability to sell or buy internationally.

Microbot could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel, with Israeli companies or with Israeli-owned companies operating in other countries. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for Microbot’s activities. Also, over the past several years there have been calls in the United States, Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on Microbot’s business.

Israel’s economy may become unstable.

From time to time, Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for Microbot to operate its business and could adversely affect its business.

24

Exchange rate fluctuations between the U.S. dollar and the NIS currencies may negatively affect Microbot’s operating costs.

A significant portion of Microbot’s expenses are paid in New Israeli Shekels, or NIS, but its financial statements are denominated in U.S. dollars. As a result, Microbot is exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or the NIS instead devalues relative to the U.S. dollar, and the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of Microbot’s operations in Israel would increase and Microbot’s U.S. dollar-denominated results of operations would be adversely affected. Microbot cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

Microbot’s primary expenses paid in NIS that are not linked to the U.S. dollar are employee expenses in Israel and lease payments on its Israeli facility. If Microbot is unsuccessful in hedging against its position in NIS, a change in the value of the NIS compared to the U.S. dollar could increase Microbot’s research and development expenses, labor costs and general and administrative expenses, and as a result, have a negative impact on Microbot’s profits.

Funding and other benefits provided by Israeli government programs may be terminated or reduced in the future and the terms of such funding may have a significant impact on future corporate decisions.

Microbot participates in programs under the auspices of the Israeli Innovation Authority, for which it receives funding for the development of its technologies and product candidates. If Microbot fails to comply with the conditions applicable to this program, it may be required to pay additional penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under this program, and therefore these benefits may not be available in the future at their current levels or at all.

Microbot’s research and development efforts from inception until now have been financed in part through such Israeli Innovation Authority royalty bearing grants in an aggregate amount of approximately $1,500,000 through March 31, 2023, plus a recent approval for a grant in the amount of NIS 1.62 million, which based on a recent exchange rate to the U.S. dollar, would be approximately $440,000, to further finance the development of a manufacturing process for the LIBERTY. In addition, as a result of our 2018 agreement with CardioSert and our 2022 agreement with Nitiloop, we took over the liability to repay CardioSert’s and Nitiloop’s IIA grants in the aggregate amount of approximately $530,000 and $925,000, respectively.

With respect to such grants Microbot is committed to pay royalties at a rate of between 3% to 3.5% on sales proceeds up to the total amount of grants received, linked to the dollar, plus interest at an annual rate of USD LIBOR. In addition, as a recipient of Israeli Innovation Authority grants, Microbot must comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 1984, or the R&D Law, and related regulations. Under the terms of the grants and the R&D Law, Microbot is restricted from transferring any technologies, know-how, manufacturing or manufacturing rights developed using Israeli Innovation Authority grants outside of Israel without the prior approval of Israeli Innovation Authority. Therefore, if aspects of its technologies are deemed to have been developed with Israeli Innovation Authority funding, the discretionary approval of an Israeli Innovation Authority committee would be required for any transfer to third parties outside of Israel of the technologies, know-how, manufacturing or manufacturing rights related to such aspects. Furthermore, the Israeli Innovation Authority may impose certain conditions on any arrangement under which it permits Microbot to transfer technology or development outside of Israel or may not grant such approvals at all.

If approved, the transfer of Israeli Innovation Authority-supported technology or know-how outside of Israel may involve the payment of significant fees, which will depend on the value of the transferred technology or know-how, the total amount Israeli Innovation Authority funding received by Microbot, the number of years since the funding and other factors. These restrictions and requirements for payment may impair Microbot’s ability to sell its technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the amount of consideration available to Microbot’s shareholders in a transaction involving the transfer of technology or know-how developed with Israeli Innovation Authority funding outside of Israel (such as through a merger or other similar transaction) may be reduced by any amounts that Microbot is required to pay to the Israeli Innovation Authority.

25

Some of Microbot’s employees and officers are obligated to perform military reserve duty in Israel.

Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances, which could have a disruptive impact on Microbot’s workforce.

It may be difficult to enforce a non-Israeli judgment against Microbot or its officers and directors.

The operating subsidiary of the Company is incorporated in Israel. Some of Microbot’s executive officers and directors are not residents of the United States, and a substantial portion of Microbot’s assets and the assets of its executive officers and directors are located outside the United States. Therefore, a judgment obtained against Microbot, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law often involves the testimony of expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against Microbot in Israel, it may be impossible to collect any damages awarded by either a U.S. or foreign court.

Risks Relating to Microbot’s Securities, Governance and Other Matters

If we fail to comply with the continued listing requirements of The Nasdaq Capital Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

Our common stock is currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards. In 2018, we effected a 1:15 reverse stock split to address our stock price falling below the minimum share price required by Nasdaq. Failure to again meet applicable Nasdaq continued listing standards could result in a delisting of our common stock. A delisting of our common stock from The Nasdaq Capital Market could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business opportunities. Additionally, if we are not eligible for quotation or listing on another exchange, trading of our common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC Marketplace. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our common stock, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our common stock to decline further.

We do not expect to pay cash dividends on our common stock.

We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends on our Common Stock in the future. Investors seeking cash dividends should not invest in our Common Stock for that purpose.

26

Anti-takeover provisions in the Company’s charter and bylaws under Delaware law may prevent or frustrate attempts by stockholders to change the board of directors or current management and could make a third-party acquisition of the Company difficult.

Provisions in the Company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors. In addition, because the Company is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of outstanding voting stock from merging or combining with the Company. Although the Company believes these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the Company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the Company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing members of management.

General Risks

Raising additional capital may cause dilution to the Company’s investors, restrict its operations or require it to relinquish rights to its technologies or product candidates.

Until such time, if ever, as the Company can generate substantial product revenues, it expects to finance its cash needs through a combination of equity offerings, including possibly through its existing but currently suspended At-the-Market offering, licensing, collaboration or similar arrangements, grants and debt financings. The Company does not have any committed external source of funds. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holder of the Company’s common stock. Debt financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or other distributions, selling or licensing intellectual property rights, and other operating restrictions that could adversely affect the Company’s ability to conduct its business.

If the Company raises additional funds through licensing, collaboration or similar arrangements, it may have to relinquish valuable rights to its technologies, future revenue streams, research and development programs or product candidates or to grant licenses on terms that may not be favorable to the Company. If the Company is unable to raise additional funds through equity or debt financings or other arrangements when needed, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.

Microbot operates in a competitive industry and if its competitors have products that are marketed more effectively or develop products, treatments or procedures that are similar, more advanced, safer or more effective, its commercial opportunities will be reduced or eliminated, which would materially harm its business.

Our competitors may develop products, treatments or procedures that directly compete with our products and potential products and which are similar, more advanced, safer or more effective than ours. The medical device industry is very competitive and subject to significant technological and practice changes. Microbot expects to face competition from many different sources with respect to the LIBERTY and other products that it is seeking to develop or commercialize with respect to its other product candidates in the future.

Competing against large established competitors with significant resources may make establishing a market for any products that it develops difficult which would have a material adverse effect on Microbot’s business. Microbot’s commercial opportunities could also be reduced or eliminated if its competitors develop and commercialize products, treatments or procedures quicker, that are safer, more effective, are more convenient or are less expensive than the LIBERTY or any product that Microbot may develop. Many of Microbot’s potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Microbot may have. Mergers and acquisitions in the medical device industry market may result in even more resources being concentrated among a smaller number of Microbot’s potential competitors.

27

Our business strategy in part relies on identifying, acquiring and developing complementary technologies and products, which entails risks which could negatively affect our business, operations and financial condition.

We have in the past and may again in the future pursue other acquisitions of businesses and technologies. Acquisitions entail numerous risks, including:

●	difficulties in the integration of acquired operations, services and products;

●	failure to achieve expected synergies;

●	diversion of management’s attention from other business concerns;

●	assumption of unknown material liabilities of acquired companies;

●	amortization of acquired intangible assets, which could reduce future reported earnings;

●	Lack of funding to properly and adequately develop and commercialize the technologies acquired;

●	potential loss of clients or key employees of acquired companies; and

●	dilution to existing stockholders.

As part of our growth strategy, we may consider, and from time to time may engage in, discussions and negotiations regarding transactions, such as acquisitions, mergers and combinations within our industry. The purchase price for possible acquisitions could be paid in cash, through the issuance of common stock or other securities, borrowings or a combination of these methods.

We cannot be certain that we will be able to identify, consummate and successfully integrate acquisitions, and no assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. For example, we could begin negotiations that we subsequently decide to suspend or terminate for a variety of reasons. Similarly, we could acquire a technology or asset, and later determine that such technology or asset no longer fits in our business strategy or goals. However, opportunities may arise from time to time that we will evaluate. Any transactions that we consummate would involve risks and uncertainties to us. These risks could cause the failure of any anticipated benefits of an acquisition to be realized, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

28

The market price for our Common Stock may be volatile.

The market price for our Common Stock may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in financial or operational estimates or projections;

●	conditions in markets generally;

●	changes in the economic performance or market valuations of companies similar to ours;

●	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	our intellectual property position; and

●	general economic or political conditions in the United States, Israel or elsewhere.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of shares of our Common Stock.

The issuance of shares upon exercise of outstanding warrants and options could cause immediate and substantial dilution to existing stockholders.

The issuance of shares upon exercise of warrants and options could result in substantial dilution to the interests of other stockholders since the holders of such securities may ultimately convert and sell the full amount issuable on conversion.

29

USE OF PROCEEDS

The 385,246 issued and outstanding shares of our common stock and the 1,896,380 shares of common stock issuable upon the exercise of currently outstanding options and warrants, in each case that are being offered for resale by the selling stockholders will be sold for the accounts of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of such shares of common stock offered for resale hereby will go to the selling stockholders and we will not receive any proceeds from the resale of those shares of common stock by the selling stockholders.

We may receive up to a total of $4,763,404 in gross proceeds if all of the warrants are exercised hereunder for cash. However, as we are unable to predict the timing or amount of potential exercises of the warrants, we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds, if any would be allocated to working capital. Pursuant to conditions set forth in the warrants, the warrants are exercisable under certain circumstances on a cashless basis, and should a selling stockholder elect to exercise on a cashless basis we will not receive any proceeds from the sale of common stock issued upon the cashless exercise of the warrant.

We will incur all costs associated with this registration statement and prospectus.

MARKET FOR COMMON STOCK

Our common stock is listed on the NASDAQ Capital Market under the symbol “MBOT” since November 29, 2016. Prior to that, our common stock was traded under the symbol “STEM.”

As of July 14, 2023, there were approximately 101 holders of record of our common stock, and the closing price of our common stock as reported on the NASDAQ Capital Market was $2.78.

We have never paid cash dividends on our common stock and we do not anticipate paying cash dividends on common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition, debt covenants in place, and other business and economic factors affecting us at such time as our Board of Directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on a stockholders’ investment will only occur if our stock price appreciates.

30

FINANCIAL STATEMENTS

Please see Part II, Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, which is incorporated herein by reference, for the following financial statements:

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1197)
Consolidated Balance Sheets as of December 31, 2022, and 2021
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022 and 2021
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021
Notes to the Consolidated Financial Statements

See also Part I, Item 1 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 17, 2023, which is incorporated herein by reference, for the following financial statements:

Interim Consolidated Balance Sheets as of March 31, 2023 (Unaudited) and December 31, 2022 (Audited)
Interim Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2023 and 2022 (Unaudited)
Interim Consolidated Statements of Shareholders’ Equity for the Three Months Ended March 31, 2023 and 2022 (Unaudited)
Interim Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2023 and 2022 (Unaudited)
Notes to Interim Consolidated Financial Statements

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement contain certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “potentially,” “likely,” and similar expressions and variations thereof are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Those statements appear in this prospectus, any prospectus supplement and the documents incorporated herein and therein by reference, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and include statements regarding the intent, belief or current expectations of our management that are subject to known and unknown risks, uncertainties and assumptions. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained herein after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of such statements, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Please see Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023, and Item 2 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 17, 2023, both of which are incorporated herein by reference, for our management’s discussion and analysis of financial condition and results of operations for the respective periods.

BUSINESS

Please see Item 1 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023, which is incorporated herein by reference, for a discussion of our business.

Technological Platforms

LIBERTY®

On January 13, 2020, Microbot unveiled what it believes is the world’s first fully disposable robotic system for use in endovascular interventional procedures, such as cardiovascular, peripheral and neurovascular. The LIBERTY robotic system features a unique compact design with the capability to be operated remotely, reduce radiation exposure and physical strain to the physician, reduce the risk of cross contamination, as well as the potential to eliminate the use of multiple consumables when used with its NovaCross platform or possibly other guidewire/microcatheter technologies.

LIBERTY is designed to maneuver guidewires and over-the-wire devices (such as microcatheters) within the body’s vasculature. It eliminates the need for extensive capital equipment requiring dedicated Cath-lab rooms as well as dedicated staff.

We believe LIBERTY’s addressable markets are the Interventional Cardiology, Interventional Radiology and Interventional Neuroradiology markets.

The unique characteristics of LIBERTY - compact, mobile, disposable and remotely controlled - open the opportunity of expanding telerobotic interventions to patients with limited access to life-saving procedures, such as mechanical thrombectomy in ischemic stroke.

LIBERTY is being designed to have the following attributes:

●	Compact size - Eliminates the need for large capital equipment in dedicated cath-lab rooms with dedicated staff.

●	Fully disposable - To our knowledge, the first and only fully disposable, robotic system for endovascular procedures.

●	Streamlines Cath-lab procedures - Can be made compatible with Microbot’s NitiLoop’s NovaCross products or possibly other guidewire/microcatheter technologies, that combines guidewire and microcatheter into a single device.

●	State of the art maneuverability - Provides linear, rotational and tip control of guidewire, as well as linear motion for an additional “over the wire” device.

●	Compatibility with a wide range of commercially-available guidewires, microcatheters and guide-catheters.

●	Enhanced operator safety and comfort - Aims to reduce exposure to ionizing radiation and the need for heavy lead vests otherwise to be worn during procedures, as well as reducing the exposure to Hospital Acquired Infections (HAI).

●	Ease of use - LIBERTY’s intuitive remote controls aims to simplify advanced procedures while shortening the physician’s learning curve.

●	Telemedicine compatible - Capable of supporting tele-catheterization, carried out remotely by highly trained specialists.

32

On August 17, 2020, Microbot announced the successful conclusion of its feasibility animal study using the LIBERTY robotic system. The study met all of its end points with no intraoperative adverse events, which supports Microbot’s objectives to allow physicians to conduct a catheter-based procedure from outside the catheterization laboratory (cath-lab), avoiding radiation exposure, physical strain and the risk of cross contamination. The study was performed by two leading physicians in the neuro vascular and peripheral vascular intervention spaces, and the results demonstrated robust navigation capabilities, intuitive usability and accurate deployment of embolic agents, most of which was conducted remotely from the cath-lab’s control room.

On December 22, 2021, we entered into a strategic collaboration agreement for technology co-development with Stryker Corporation, acting through its Neurovascular Division. Pursuant to the agreement, the collaborative development program between Stryker and us aims to integrate certain of Stryker’s instruments with our LIBERTY Robotic System to address certain neurovascular procedures. The activities contemplated by the Agreement shall be specified in one or more development plans derived from the terms and conditions set forth in the Agreement. We are still determining scheduling to move the collaboration forward.

In December 2021, we achieved design freeze of the LIBERTY device.

In the first quarter of 2022, we filed our pre-submission package for the LIBERTY Robotic System with the FDA, addressing the regulatory pathway for the LIBERTY® Robotic System. On July 22, 2022, the Company completed a pre-submission process with the FDA regarding the LIBERTY device. Formal feedback from the FDA included a recommendation to perform a clinical study and a human factors validation study, to support clearance through the 510(k) notification process.

In September and October 2022, the Company conducted an animal study at an FDA accredited European-based MedTech research laboratory, which was performed by a team of seasoned Key Opinion Leaders (KOLs) in the endovascular space, using porcine model.

During the animal study, the physicians conducted 63 navigations to the targeted sites using the investigational LIBERTY Robotic System and performed an equal number of procedures manually. The LIBERTY Robotic System received positive feedback from participating physicians, and there were no observable immediate intraoperative adverse events, or harm, to the test subjects.

The report from the animal study, which included histopathology data (the microscopic examination of tissue to study the manifestations of disease), exhibited equivocal results which were identified as related to unusual physiological animal responses in both manual and robotic test groups.

The Company believes the results of the study allow it to move forward and focus on the next phases to ultimately include a U.S.-based pivotal pre-clinical study.

The Company, together with its regulatory experts and consultants, believe a larger sample size and robust data generated by this study will advance the company’s efforts towards the submission of Investigational Device Exemption (IDE) with the U.S. Food and Drug Administration (FDA).

33

One & DoneTM Technology

On April 8, 2018, we acquired a patent-protected technology from CardioSert Ltd., a privately-held medical device company based in Israel that was part of a technological incubator supported by the Israel Innovation Authorities. The CardioSert technology contemplates a combination of a guidewire and microcatheter, technologies that are broadly used for surgery within a tubular organ or structure such as a blood vessel or duct. The CardioSert technology features a unique guidewire delivery system with steering and stiffness control capabilities which when developed is expected to give the physician the ability to control the tip curvature, to adjust tip load to varying degrees of stiffness in a gradually continuous manner. The technology was originally developed to support interventional cardiologists in crossing chronic total occlusions (CTO) during percutaneous coronary intervention (PCI) procedures and has the potential to be used in other spaces and applications, such as peripheral intervention, and neurosurgery. Our CardioSert tool is now trademarked as “One & DoneTM”.

Microbot had been exploring the integration of the One & DoneTM technology into the LIBERTY endovascular robotic system for a range of potential applications in the cardiovascular, peripheral vascular and neurovascular spaces. However, as a result of its recently enacted core-business focus program and its cost reduction plan, the Company has terminated its existing agreement with CardioSert Ltd. effective as of August 17, 2023 and ceased its research and development of and commercialization efforts for the One & Done, which could result in the technology being re-acquired by CardioSert Ltd. for nominal consideration.

NovaCrossTM

On October 6, 2022, we purchased substantially all of the assets, including intellectual property, devices, components and product related materials of Nitiloop Ltd., an Israeli limited liability company. The assets include intellectual property and technology in the field of intraluminal revascularization devices with anchoring mechanism and integrated microcatheter, and the products or potential products incorporating the technology owned by Nitiloop and designated by Nitiloop as “NovaCross”, “NovaCross Xtreme” and “NovaCross BTK” and any enhancements, modifications and improvements.

ViRob

The ViRob is an autonomous crawling micro-robot which can be controlled remotely or within the body. Its miniature dimensions are expected to allow it to navigate and crawl in different natural spaces within the human body, including blood vessels, the digestive tract and the respiratory system as well as artificial spaces such as shunts, catheters, ports, etc. Its unique structure is expected to give it the ability to move in tight spaces and curved passages as well as the ability to remain within the human body for prolonged time. The SCS product was developed using the ViRob technology.

On October 11, 2022, we announced that we are planning to focus our strategic efforts on the growing endovascular space and advancing the LIBERTY Robotic System to achieve its regulatory and commercial milestones, as well as expanding the LIBERTY ecosystem, and made a strategic decision to suspend the continued research and development of the SCS project, effective at that date. The SCS generally performed as expected during testing, both internally and externally, and we believe it continues to have potential clinical value as evidenced by the pre-clinical data submitted to the FDA, which allowed us to successfully apply for the Early Feasibility Study program administered by the FDA. However, the conflicting commercialization pathways between LIBERTY and the SCS due to different hospital call points, and the anticipated lengthier regulatory process of the SCS, led us to believe that focusing our strategic efforts on the LIBERTY Robotic System will provide us with a greater opportunity for success and future growth. We had been exploring opportunities with the SCS assets with the focus on maximizing shareholders value, including seeking buyers for the assets, entering into joint ventures, licensing arrangements, spinning-off the assets into a new operating company or discontinue the project altogether. However, as a result of our recently enacted core-business focus program and our cost reduction plan , we have been in contact with TRDF, the licensor of the technology, and intend to return the licensed intellectual property for the SCS (ViRob) back to TRDF as early as the end of July 2023 in accordance with the terms of its license agreement, as we have not been successful in any such possible other opportunities.

34

TipCAT

The TipCAT is a disposable self-propelled locomotive device that is specially designed to advance in tubular anatomies. The TipCAT is a mechanism comprising a series of interconnected balloons at the device’s tip that provides the TipCAT with its forward locomotion capability. The device can self-propel within natural tubular lumens such as the blood vessels, respiratory and the urinary and GI tracts. A single channel of air/fluid supply sequentially inflates and deflates a series of balloons creating an inchworm like forward motion. The TipCAT maintains a standard working channel for treatments. Unlike standard access devices such as guidewires, catheters for vascular access and endoscopes, the TipCAT does not need to be pushed into the patient’s lumen using external pressure; rather, it will gently advance itself through the organ’s anatomy. As a result, the TipCAT is designed to be able to reach every part of the lumen under examination regardless of the topography, be less operator dependent, and greatly reduce the likelihood of damage to lumen structure. The TipCAT thus offers functionality features equivalent to modern tubular access devices, along with advantages associated with its physiologically adapted self-propelling mechanism, flexibility, and design.

We had been exploring the use of the TipCAT for minimally invasive neurosurgical and endovascular applications to complement our other technologies. However, as a result of our recently enacted core-business focus program and our cost reduction plan , we returned the licensed intellectual property for the TipCAT back to TRDF, the licensor of the technology, in June 2023, as we do not have the funds to continue to develop this technology.

Recent Developments

Registered Direct and Private Placement Offerings

On June 26, 2023, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell in a registered direct offering an aggregate of 624,618 shares of our common stock, at an offering price of $3.25 per share, for aggregate gross proceeds, with the private placement described below, of approximately $2 million before deducting the placement agent fee and related offering expenses (the “Second June Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 31,231 shares of our common stock. The registered direct offering was consummated on June 28, 2023. In a concurrent private placement, we also issued to the purchasers of our shares of common stock in the Second June Offering, series D preferred investment options to purchase up to 312,309 shares of our common stock. Each series D preferred investment option is exercisable for one share of common stock at an exercise price of $3.19 commencing on the date of issuance and expires five and one-half years from the initial exercise date.

On June 2, 2023, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell in a registered direct offering an aggregate of 701,756 shares of our common stock, at an offering price of $2.1375 per share, for aggregate gross proceeds, with the private placement described below, of approximately $1.5 million before deducting the placement agent fee and related offering expenses (the “First June Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 35,088 shares of our common stock. The registered direct offering was consummated on June 6, 2023. In a concurrent private placement, we also issued to the purchasers of our shares of common stock in the First June Offering, series C preferred investment options to purchase up to 350,878 shares of our common stock. Each series C preferred investment option is exercisable for one share of common stock at an exercise price of $2.075 commencing on the date of issuance and expires five and one-half years from the initial exercise date.

On May 23, 2023, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell in a registered direct offering (i) an aggregate of 975,000 shares of our common stock, at an offering price of $2.20 per share and (ii) pre-funded warrants exercisable for up to 234,500 shares of our common stock, at an offering price of $2.1999 per pre-funded warrant, for aggregate gross proceeds of approximately $2.66 million before deducting the placement agent fee and related offering expenses (the “Second May Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 60,476 shares of our common stock. The Second May Offering was consummated on May 24, 2023.

On May 22, 2023, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell in a registered direct offering an aggregate of 655,569 shares of our common stock, at an offering price of $2.20 per share, for aggregate gross proceeds of approximately $1.4 million before deducting the placement agent fee and related offering expenses (the “First May Offering”). We also agreed to issue to H.C. Wainwright & Co., LLC or its designees preferred investment options to purchase 32,778 shares of our common stock. The First May Offering was consummated on May 23, 2023.

35

Preferred Investment Options Amendment

In connection with the Second May Offering, we agreed to amend the terms of (i) the Series A preferred investment options to purchase 1,022,495 shares of our common stock for an exercise price of $4.64 per share which are scheduled to expire on October 25, 2027 and (ii) the Series B preferred investment options to purchase 1,022,495 shares of our common stock for an exercise price of $4.64 per share which were initially scheduled to expire on October 25, 2024 (the “Series B Preferred Investment Options”), in each case previously issued to the investor in October 2022 under the securities purchase agreement dated October 21, 2022, and further described in our Current Report on Form 8-K filed on October 25, 2022 (collectively, the “Existing Preferred Investment Options”), which investor also participated in the Second May Offering, such that effective upon the closing of the Second May Offering, the Existing Preferred Investment Options have a reduced exercise price of $2.20 per share and the Series B Preferred Investment Options expire on October 25, 2027. On June 16, 2023, the holder of the Series B Preferred Investment Options exercised all of such Series B Preferred Investment Options pursuant to its cashless exercise provision into 385,246 shares of our common stock.

Approval for Grant from The Israel Innovation Authority

On June 2, 2023, we announced that we received a grant from the Israel Innovation Authority (“IIA”) in the amount of NIS 1.62 million, which based on a recent exchange rate to the U.S. dollar, would be approximately $440,000, to further finance the development of our manufacturing process of our flagship robotic surgical system, the LIBERTY.

In relation to the IIA grant, we are obligated to pay royalties amounting to between 3%-5% of our future sales of the LIBERTY product up to the grant amount plus interest. The grant is linked to the U.S. dollar and bears interest at Libor per annum. The grant monies will be paid over time based on the terms of the grant, and the U.S. dollar amount actually received will be based on the exchange rate of the U.S. dollar to the New Israeli Shekel at the time of payment.

Core-Business Focus Program

On May 15, 2023, the Board of Directors of the Company authorized, and the Company commenced, a core-business focus program while the Company seeks to raise additional capital to continue development of the LIBERTY robotic system. This core-business focus program includes the cessation of research and development activities not related to LIBERTY, including terminating the Company’s agreement with CardioSert for that technology, and returning intellectual property relating to the SCS (Virob) and TipCat to Technion Research and Development Foundation.

Cost Reduction Plan

On May 15, 2023, in addition to the core-business focus program described above, the Board of Directors of the Company authorized, and the Company commenced, a cost reduction plan while the Company seeks to raise additional capital to continue development of the LIBERTY robotic system. This cost reduction plan includes:

●	Focus its research & development and regulatory efforts to complete the LIBERTY’s verification and validation process (“V&V”), complete robotics build-up and execute first in human cases outside the USA.

●	Postpone a Good Laboratory Practice study for LIBERTY until the completion of the V&V.

●	Harel Gadot, Chairman, President and CEO of the Company, has agreed to a reduction of 50% of his base salary, with terms and conditions with respect to the reduction period to be determined.

36

●	All other executive officers have agreed to a reduction of 30-40% of base salary, as follows:

○	Rachel Vaknin, CFO. Pursuant to an Addendum to Employment Agreement, Ms. Vaknin’s gross monthly salary was decreased to a gross amount of NIS 35,000. Social and fringe benefits due to Ms. Vaknin shall be calculated based upon the updated salary, excluding sick days and vacation days which will continue to be accumulated per her existing employment agreement. Notwithstanding the foregoing, in the event of termination of Ms. Vaknin’s employment, either by us or by Ms. Vaknin, the redemption of accrued vacation days and the payment of prior notice period shall be calculated based on Ms. Vaknin’s salary prior to May 15, 2023.

○	Simon Sharon, CTO and General Manager. Pursuant to an Addendum to Employment Agreement, Mr. Sharon’s gross monthly salary was decreased to a gross amount of NIS 44,496. Social and fringe benefits due to Mr. Sharon shall be calculated based upon the updated salary, excluding sick days and vacation days which will continue to be accumulated per his existing employment agreement. Notwithstanding the foregoing, in the event of termination of Mr. Sharon’s employment, either by us or by Mr. Sharon, the redemption of accrued vacation days and the payment of prior notice period shall be calculated based on Mr. Sharon’s salary prior to May 15, 2023.

○	Eyal Morag, CMO. Pursuant to an Addendum to Employment Agreement, Dr. Morag’s gross monthly salary was decreased to a gross amount of NIS 49,440. Social and fringe benefits due to Dr. Morag shall be calculated based upon the updated salary, excluding sick days and vacation days which will continue to be accumulated per his existing employment agreement. Notwithstanding the foregoing, in the event of termination of Dr. Morag’s employment, either by us or by Dr. Morag, the redemption of accrued vacation days and the payment of prior notice period shall be calculated based on Dr. Morag’s salary prior to May 15, 2023. Pursuant to a separate Addendum to Employment Agreement, the advance notice period upon termination of Dr. Morag’s Employment Agreement was shortened to ninety days.

●	The independent members of the Board of Directors have agreed to a suspension of their director fees, with reinstatement of such fees to be determined.

●	Freeze on new hires.

●	Reduce employee headcount in both the US and Israel offices which are not directly involved in the research & development and/or regulatory process of LIBERTY, while retaining research & development and clinical-related employees to support the completion of the V&V and production of LIBERTY systems.

●	Professor Moshe Shoham, a co-founder of the Company and currently a member of its Scientific Advisory Board, waived his SAB fees, with fees payable to the remaining SAB members to be restructured.

●	Postpone CE activities for the LIBERTY device.

We expect that the savings generated from such cost-reduction activities, along with the net proceeds raised from the First May Offering, the Second May Offering, the First June Offering and the Second June Offering, will enable us to continue the V&V, explore a first-in-human trial outside of the U.S., prepare and submit an Investigational device exemption with the U.S. Food and Drug Administration, and commence a clinical trial in the U.S.

Completion of Pre-Clinical Study

On June 29, 2023, we announced the successful completion of a two-day pre-clinical study held by leading key opinion leaders at a New York-based research lab, where they performed dozens of catheterizations, including the utilization of the LIBERTY® Robotic Surgical System’s remote operation capabilities, to pre-determined vascular targets, with a 100% success rate of reaching the intended target with no observable on-site complications.

First-In-Human Clinical Cases

We recently announced that we have initiated preparations for potential First-In-Human cases in Brazil, by engaging with interventional radiologist Prof. Francisco Cesar Carnevale. The engagement with Prof. Carnevale, from University of Sao Paulo Medical School Hospital, is expected to support our intention to conduct a first-in-human clinical trial in Brazil as part of our ongoing clinical and regulatory efforts. The potential clinical cases are expected to commence upon completion of the V&V process of our LIBERTY Robotic system, as well as obtaining the necessary regulatory approvals to perform those cases.

We are also exploring options to conduct First-In-Human trials or cases in other places where the regulatory laws allow.

37

Catheterization Milestone

On May 3, 2023, we announced that the LIBERTY Robotic system has surpassed its 100th catheterization during multiple pre-clinical studies, with a 95% success rate of reaching pre-determined vascular targets, such as distal branches of hepatic, gastric, splenic, mesenteric, renal and hypogastric arteries. Moreover, all of the procedures were completed without notable signs of intraoperative injury.

Legal Proceedings - Litigation Resulting from 2017 Financing

We were named as the defendant in a lawsuit captioned Empery Asset Master Ltd., Empery Tax Efficient, LP, Empery Tax Efficient II, LP, Hudson Bay Master Fund Ltd., Plaintiffs, against Microbot Medical Inc., Defendant, in the Supreme Court of the State of New York, County of New York (Index No. 651182/2020). The complaint alleges, among other things, that we breached multiple representations and warranties contained in the SPA, of which the Plaintiffs participated, and fraudulently induced Plaintiffs into signing the Securities Purchase Agreement (the “SPA”) related to our June 8, 2017 equity financing (the “Financing”). The complaint seeks rescission of the SPA and return of the Plaintiffs’ $6.75 million purchase price with respect to the Financing. We are currently in the discovery phase and we are commencing court-ordered mediation. Management is unable to assess the outcome of any such mediation, or the likelihood that we will succeed at trial with respect to the SPA or the Financing, having previously lost another lawsuit with respect to the Financing.

Description of Property

Microbot recently terminated its lease at its Hingham, Massachusetts facility as a result of its cost reduction plan, and is exploring a possible replacement office for its U.S. staff. Pending new U.S. facilities, the Company’s U.S. employees are working remotely. It has retained a small leased storage facility and a mailing address in the United States. Microbot also occupies facilities in premises of approximately 6,975 square feet at 6 Hayozma St., Yokneam, P.O.B. 242, Israel. This facility is expected to provide the space and infrastructure necessary to accommodate its development work based on its current operating plan. Microbot does not own any real property.

Human Capital

Employees

As of July 14, 2023, we have approximately 17 employees (including full-time and hourly employees).

Microbot’s Chief Executive Officer, President and Chairman, Harel Gadot, along with 1 full-time and one part-time employee, are based in the United States. Additionally, Microbot has 13 full-time employees and 1 hourly employee based in its office located in Yokneam, Israel. These employees oversee day-to-day operations of the Company and leading engineering, manufacturing, intellectual property and administration functions of the Company. As required, Microbot also engages consultants to provide services to the Company, including regulatory, legal and corporate services. We are subject to labor laws and regulations within our locations in the U.S. and Israel. These laws and regulations principally concern matters such as pensions, paid annual vacation, paid sick days, length of the workday and work week, minimum wages, overtime pay, insurance for work-related accidents, severance pay and other conditions of employment. Microbot has no unionized employees.

We have historically been able to attract and retain top talent by creating a culture that challenges and engages our employees, offering them opportunities to learn, grow and achieve their career goals.

Compensation, Benefits and Wellbeing

We provide competitive compensation for our employees We have historically offered annual bonuses and stock-based compensation for eligible employees. As a result of our recent cost reduction plan, our executive officers and certain of our employees have taken salary reductions. We can give no assurance that such plan will not have an adverse effect on our ability to attract and/or retain employees or remain competitive for talent.

38

Leadership, Training and Development

We aim to provide our employees with advanced professional and development skills, so that they can perform effectively in their roles and build their capabilities and career prospects for the future.

Diversity, Equity and Inclusion

We strive to encourage a diversity of views and to create an equal opportunity workplace. During the past year, we have increased the total number of women in management positions.

MANAGEMENT

Please see Item 10 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023, which is incorporated herein by reference, for information regarding our board and directors and executive officers.

EXECUTIVE AND DIRECTOR COMPENSATION

Please see the sections captioned “Director Compensation,” “Executive Compensation,” and “Corporate Governance — Compensation Committee Interlocks and Insider Participation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023, which is incorporated herein by reference, for a discussion of executive and director compensation.

TRANSACTIONS WITH RELATED PERSONS

Please see “Certain Relationships and Related Transactions” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023, which is incorporated herein by reference.

39

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our common stock beneficially owned, as of July 14, 2023, by (i) each of our directors and director nominees, (ii) each of our named executive officers, (iii) all of our current directors and executive officers as a group, and (iv) all those known by us to be to a beneficial owner of more than 5% of the Company’s common stock. In general, “beneficial ownership” refers to shares that an individual or entity has the power to vote or dispose of, and any rights to acquire common stock that are currently exercisable or will become exercisable within 60 days of July 14, 2023. We calculated percentage ownership in accordance with the rules of the SEC. The percentage of common stock beneficially owned is based on 11,707,317 shares outstanding as of July 14, 2023. In addition, shares issuable pursuant to options or other convertible securities that may be acquired within 60 days of March 30, 2023 are deemed to be issued and outstanding and have been treated as outstanding in calculating and determining the beneficial ownership and percentage ownership of those persons possessing those securities, but not for any other persons.

This table is based on information supplied by each director, officer and principal stockholder of the Company. Except as indicated in footnotes to this table, the Company believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them, based on information provided by such stockholders. Unless otherwise indicated, the address for each director, executive officer and 5% or greater stockholders of the Company listed is: c/o Microbot Medical Inc., 288 Grove Street, Suite 388, Braintree, MA 02184.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Chasing Value Asset Management Inc.(1)	610,657	5.21%
Harel Gadot(2)	779,706	6.31%
Yoseph Bornstein(3)	267,089	2.28%
Scott Burell(4)	25,061	*
Martin Madden(4)	25,061	*
Prattipati Laxminarain(4)	25,061	*
Aileen Stockburger(4)	19,894	*
Simon Sharon(4)	55,341	*
Eyal Morag(4)	36,875	*
Tal Wenderow(4)	18,422	*
Rachel Vaknin(4)	12,750	*
All current directors and executive officers as a group (10 persons)(5)	1,265,260	10.05%

*	Less than 1%.
(1)	Based on a Schedule 13G filed by the reporting person on January 20, 2021, the reporting person has sole voting power over 207,000 shares and sole dispositive power over 610,657 shares. Sheldon D. Liber is the Chief Executive Officer of the reporting person. The address of the principal business office of the reporting person is 2444 Wilshire Boulevard, Suite 300, Santa Monica, California 90403.
(2)	Includes (i) 136,847 shares of our common stock owned by MEDX Ventures Group LLC, (ii) 77,846 shares of our common stock issuable upon the exercise of options granted to MEDX Ventures Group LLC, and (iii) 565,013 shares of our common stock issuable upon the exercise of options granted to Mr. Gadot. Mr. Gadot is the Chief Executive Officer, Company Group Chairman and majority equity owner of MEDX Venture Group, LLC and thus may be deemed to share voting and investment power over the shares and options beneficially owned by this entity.
(3)	Represents (i) 242,028 shares of our common stock owned by LSA - Life Science Accelerator Ltd. and (ii) 25,061 shares of our common stock issuable to Mr. Bornstein upon exercise of options. Based on representations and other information made or provided to the Company by Mr. Bornstein, Mr. Bornstein is the CEO and Director of LSA - Life Science Accelerator Ltd. and of Shizim Ltd., and Mr. Bornstein is the majority equity owner of Shizim Ltd. Shizim Ltd. is the majority equity owner of LSA - Life Science Accelerator Ltd. Accordingly, Mr. Bornstein may be deemed to share voting and investment power over the shares beneficially owned by these entities and has an address of 16 Irus Street, Rosh-Ha’Ayin Israel 4858022.
(4)	Represents options to acquire shares of our common stock.
(5)	Includes shares of our common stock issuable upon the exercise of options as set forth in footnotes (2), (3) and (4).

40

DILUTION

The common stock to be sold by the selling stockholders upon conversion of their warrants is common stock that is issuable upon such exercise. To the extent the common stock underlying the warrants is issued, there will be dilution to the ownership interests of our existing stockholders.

SELLING STOCKHOLDERS

The following table set forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by them, which information is available to us as of July 14, 2023. The selling stockholders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of common stock since the date on which the selling stockholder provided information for this table. We have not made independent inquiries about such transfers or dispositions. See the section entitled “Plan of Distribution” beginning on page 42.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 11,707,317 shares of our common stock outstanding as of July 14, 2023.

	Number of Shares of Common Stock Beneficially Owned			Number of Shares of Common	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus
Selling Stockholder	Before Any Sale		% of Class	Stock Offered	Number of Shares	% of Class
Armistice Capital LLC(1)	1,745,763		13.36%	1,745,763	–	–
Intracoastal Capital, LLC(2)	221,062		1.85%	221,062	–	–
CVI Investments, Inc.(3)(4)	104,103		*	104,103	–	–
Noam Rubenstein(4)	66,369	(5)	*	66,369	–	–
Michael Vasinkevich(4)	135,110	(5)	1.14%	135,110	–	–
Craig Schwabe(4)	7,111	(5)	*	7,111	–	–
Charles Worthman(4)	2,108	(5)	*	2,108	–	–
TOTAL	2,281,626		16.77%	2,281,626	–	–

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	Consists of (i) 385,246 shares of common stock and (ii) options to purchase 1,360,517 shares of common stock. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts Armistice Capital from exercising that portion of the warrants that would result in Armistice Capital and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the beneficial ownership limitations. The address of Armistice Capital and the Master Fund is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.
(2)	Consists of options to purchase an aggregate of 221,062 shares of common stock. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities reported herein that are held by Intracoastal. The address of Intracoastal is 245 Palm Trail, Delray Beach, FL 33483.
(3)	Consists of warrants to purchase shares of common stock. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more FINRA members, none of whom are currently expected to participate in the sale pursuant to the Registration Statement on Form S-1 of which this prospectus forms a part. The address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111.
(4)	The selling stockholder is an affiliate of a registered broker-dealer.
(5)	Consists of warrants to purchase shares of common stock. Each of such selling stockholders is affiliated with H.C. Wainwright & Co., LLC, a registered broker dealer with a registered address of c/o H.C. Wainwright & Co., LLC, 430 Park Ave, 3rd Floor, New York, NY 10022, and has sole voting and dispositive power over the securities held. The number of shares beneficially owned prior to this offering consist of shares of common stock issuable upon exercise of placement agent warrants, which were received as compensation for placement agent services provided by Wainwright to the Company from time to time over the last three years. Such selling stockholder acquired the placement agent warrants in the ordinary course of business and, at the time the placement agent warrants were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Information about any other selling stockholders will be included in prospectus supplements or post-effective amendments, if required. Information about the selling stockholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.

Material Relationships with the Selling Stockholders

Other than in connection with the transactions described above and elsewhere in this prospectus, we have not had any material relationships with the selling stockholders in the last three years.

41

PLAN OF DISTRIBUTION

The selling stockholders, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, arising in connection with the registration statement of which this prospectus is a part.

42

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock as of the date of this prospectus. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our certificate of incorporation and our bylaws, and to the provisions of applicable Delaware law.

General

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.01, of which 11,707,317 shares were issued and outstanding as of July 14, 2023 and 1,000,000 shares of preferred stock, none of which are issued and outstanding. Our preferred stock and/or common stock may be issued from time to time without prior approval by our stockholders. Our preferred stock and/or common stock may be issued for such consideration as may be fixed from time to time by our Board of Directors. Our Board of Directors may issue such shares of our preferred stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.

Common Stock

We are authorized to issue 60,000,000 shares of common stock, $0.01 par value. Each share of common stock shall have one vote per share for all purposes. The holders of a majority of the shares entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of our stockholders. Our common stock does not provide preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of the Board of Directors.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, out of funds that we may legally use to pay dividends, subject to any preferential dividend rights of any outstanding series of preferred stock or series of preferred stock that we may designate and issue in the future. All shares of common stock outstanding as of the date of this prospectus and, upon issuance and sale, all shares of common stock that we may offer pursuant to this prospectus, will be fully paid and nonassessable.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock. Our Board of Directors is authorized to cause us to issue, from our authorized but unissued shares of preferred stock, one or more series of preferred stock, to establish from time to time the number of shares to be included in each such series, as well as to fix the designation and any preferences, conversion and other rights and limitations of such series. These rights and limitations may include voting powers, limitations as to dividends, and qualifications and terms and conditions of redemption of the shares of each such series. As of the date of this prospectus, no shares of our preferred stock were outstanding or designated.

43

Options

As of July 14, 2023, we had:

●	1,529,304 shares of our common stock issuable upon the exercise of outstanding stock options granted to employees, directors and consultants, with exercise prices ranging from approximately $0.005 to $15.75 and having a weighted-average exercise price of $7.05 per share;

●	131,585 shares of our common stock reserved for future grant under our 2017 Equity Incentive Plan; and

●	522,904 shares of our common stock reserved for future grant under our 2020 Omnibus Performance Award Plan.

Warrants

As of July 14, 2023, we had outstanding:

●	1,022,495 shares of our common stock issuable upon the exercise of outstanding series A preferred investment options expiring in October 2027, originally at an exercise price per share of $4.64 but amended to a reduced exercise price per share of $2.20 in connection with the offering that was consummated on May 24, 2023;

●	51,125 shares of our common stock issuable upon the exercise of outstanding warrants expiring in October 2027, at an exercise price per share of $6.1125;

●	32,778 shares of our common stock issuable upon the exercise of outstanding warrants expiring in November 2026, at an exercise price per share of $2.75;

●	60,476 shares of our common stock issuable upon the exercise of outstanding warrants expiring in November 2026, at an exercise price per share of $2.75;

●	35,088 shares of our common stock issuable upon the exercise of outstanding warrants expiring in November 2026, at an exercise price per share of $2.6719;

●	350,878 shares of our common stock issuable upon the exercise of outstanding series C preferred investment options expiring in December 2028, at an exercise price per share of $2.075;

●	312,309 shares of our common stock issuable upon the exercise of outstanding series D preferred investment options expiring in December 2028, at an exercise price per share of $3.19; and

●	31,231 shares of our common stock issuable upon the exercise of outstanding warrants expiring in June 2028, at an exercise price per share of $4.0625.

Trading Market

The shares of our common stock are currently quoted on the Nasdaq Capital Market under the symbol “MBOT”.

Transfer Agent

The transfer agent of our common stock is Computershare Trust Company, N.A. Its address is 33 North LaSalle Street, Suite 1100, Chicago, IL 60602.

Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws

Anti-Takeover Provisions

Delaware Law

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, or DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

44

Staggered Board

Our restated certificate of incorporation and restated by-laws provide for the Board of Directors to be divided into three classes serving staggered terms. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire are elected for a three-year term of office. All directors elected to our classified Board of Directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The Board of Directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The Board of Directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause and only by the affirmative vote of 80% of the outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the Board of Directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of our Board of Directors until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Advance notice provisions for stockholder proposals

Our restated by-laws establish an advance notice procedure for stockholder nominations of candidates for election to our Board of Directors, as well as procedures for including proposed nominations at special meetings at which directors are to be elected. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting, and who has complied with the procedures and requirements set forth in the by-laws. Although the by-laws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, these by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Microbot.

Special meetings of stockholders

Special meetings of the stockholders may be called only by the Board of Directors, president or secretary upon the application of a majority of the directors. Stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting.

No stockholder action by written consent

Our restated certificate of incorporation and restated by-laws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

45

Super-majority stockholder vote required for certain actions.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal certain provisions of our restated certificate of incorporation. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated by-laws by the stockholders. Our restated by-laws may be amended or repealed by a vote of a majority of the total number of authorized directors.

Limitation of Liability and Indemnification

Our restated certificate of incorporation and our amended and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Chancery Court or the court in which the action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the DGCL, Article Ninth of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

●	from any breach of the director’s duty of loyalty to us or our stockholders;
●	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	under Section 174 of the DGCL; and
●	from any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with our directors and certain officers, in addition to the indemnification provided in our restated certificate of incorporation and our amended and restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing discussion of our restated certificate of incorporation, amended and restated bylaws, indemnification agreements, indemnity agreement, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such restated certificate of incorporation, amended and restated bylaws, indemnification agreements, indemnity agreement, or law.

46

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Ruskin Moscou Faltischek, PC, Uniondale, New York.

EXPERTS

The consolidated financial statements of Microbot Medical Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, incorporated by reference in this Prospectus, have been audited by Brightman Almagor Zohar and Co., a Firm in the Deloitte Global Network, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.microbotmedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 288 Grove Street, Suite 388, Braintree, MA 02184, (908) 967-6677.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” We are incorporating by reference the documents listed below, which we have already filed with the SEC, and all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any future report or document that is not deemed filed under such provisions, prior to the termination of the offering:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023;
●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 17, 2023;
●	our Current Reports on Form 8-K, filed with the SEC on January 23, 2023, May 18, 2023 May 22, 2023, May 23, 2023, May 24, 2023, May 25, 2023, May 31, 2023, June 2, 2023, June 6, 2023, June 16, 2023, June 22, 2023 and June 29, 2023 (except in each case for information contained therein which is furnished rather than filed); and
●	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 3, 1998, including all amendments and reports filed for the purpose of updating such description.

Any statement contained in this prospectus and any applicable prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus and any applicable prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus and any prospectus supplement to the extent that a statement contained in this prospectus and any applicable prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus and any applicable prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus and any applicable prospectus supplement.

We will furnish without charge to you, on written or oral request, a copy of any filing or report incorporated by reference, including exhibits to the document. You should direct any requests for documents to Microbot Medical Inc., 288 Grove Street, Suite 388, Braintree, MA 02184, (908) 967-6677, Attention: Harel Gadot.

47